UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

Solicitation/Recommendation Statement

under Section 14(d)(4) of the Securities Exchange Act of 1934

Loxo Oncology, Inc.

(Name of Subject Company)

Loxo Oncology, Inc.

(Name of Person(s) Filing Statement)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

548862101

(CUSIP Number of Class of Securities)

Joshua H. Bilenker, M.D.

Chief Executive Officer

Loxo Oncology, Inc.

281 Tresser Blvd., 9th Floor

Stamford, CT, 06901

(203) 653-3880

(Name, address and telephone number of person authorized

to receive notice and communications on behalf of the persons filing statement)

With copies to:

Douglas N. Cogen, Esq. David K. Michaels, Esq. Robert A. Freedman, Esq. Effie Toshav, Esq. Julia Forbess, Esq. Fenwick & West LLP 801 California Street Mountain View, CA 94041 (650) 988-8500	Jennifer Burstein Senior Vice President, Finance Loxo Oncology, Inc. 281 Tresser Blvd., 9th Floor Stamford, CT, 06901 (203) 653-3880

☐	Check the box below if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Item 1. Subject Company Information

Name and Address

The name of the subject company is Loxo Oncology, Inc., a Delaware corporation (“Loxo Oncology”). The address of Loxo Oncology’s principal executive office is 281 Tresser Blvd., 9th Floor, Stamford, CT 06901. The telephone number of Loxo Oncology’s principal executive office is (203) 653-3880.

Securities

The title of the class of equity securities to which this Solicitation/Recommendation Statement on Schedule 14D-9 (together with the exhibits and annexes hereto, as it may be amended or supplemented, this “Schedule 14D-9”) relates is Loxo Oncology common stock, par value $0.0001 per share (the “Shares”). As of January 16, 2019, there were 30,787,728  shares of Loxo Oncology common stock issued and outstanding.

Item 2. Identity and Background of Filing Person

Name and Address

The name, business address and business telephone number of Loxo Oncology, which is both the person filing this Schedule 14D-9 and the subject company, are set forth above under the heading “Item 1. Subject Company Information—Name and Address.”

Tender Offer

This Schedule 14D-9 relates to the cash tender offer (the “Offer”) by Bowfin Acquisition Corporation, Inc. (“Purchaser”), a Delaware corporation and wholly-owned subsidiary of Eli Lilly and Company, an Indiana corporation (“Lilly”) to purchase all of the Shares at a purchase price of $235.00 per Share (the “Offer Price”), net to the seller in cash, without interest, and subject to withholding taxes, upon the terms and subject to the conditions set forth in the Agreement and Plan of Merger, dated as of January 5, 2019, by and among Loxo Oncology, Lilly and Purchaser (as it may be amended from time to time, the “Merger Agreement”), the Offer to Purchase, dated January 17, 2019 (as may be amended or supplemented from time to time, the “Offer to Purchase”) and the related Letter of Transmittal (as may be amended or supplemented from time to time, the “Letter of Transmittal”).

Consummation of the Offer is subject to various conditions set forth in the Merger Agreement, including (i) a majority of shares of Loxo Oncology’s common stock then outstanding being tendered in the Offer, (ii) the expiration or termination of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), (iii) the accuracy of Loxo Oncology’s representations and warranties contained in the Merger Agreement (except, generally, for any inaccuracies that have not had a Company Material Adverse Effect), (iv) Loxo Oncology’s performance in all material respects of its obligations under the Merger Agreement and (v) the other conditions set forth in Exhibit A to the Merger Agreement. The consummation of the Offer and Merger is not subject to a financing condition. The Offer is described in a Tender Offer Statement on Schedule TO (as may be amended or supplemented from time to time, the “Schedule TO”), filed by Purchaser and Lilly with the Securities and Exchange Commission (the “SEC”) on January 17, 2019.

Following consummation of the Offer, Purchaser will merge with and into Loxo Oncology, with Loxo Oncology surviving as a wholly owned subsidiary of Lilly (the “Surviving Corporation”). This merger will be referred to herein as the “Merger” and, together with the Offer and the other transactions contemplated by the Merger Agreement, will be referred to herein as the “Transactions.” In the Merger, each outstanding Share that is not tendered and accepted pursuant to the Offer (other than the Shares owned by Loxo Oncology or Loxo Oncology’s subsidiary, Shares owned by Lilly, Purchaser or any other subsidiary of Lilly, and Shares as to which appraisal rights have been perfected in accordance with applicable law) will be cancelled and converted into the right to receive the Offer Price, on the terms and conditions set forth in the Merger Agreement.

The Merger Agreement provides that the Merger will be effected pursuant to Section 251(h) of the General Corporation Law of the State of Delaware (“DGCL”), which permits completion of the Merger upon the irrevocable acceptance for payment by Purchaser in connection with the Offer of a number of Shares, when taken together with the Shares otherwise owned by Purchaser or its affiliates that equal at least such percentage of the stock of Loxo Oncology as would be required to adopt the Merger Agreement at a meeting of stockholders. In the case of Loxo Oncology, this will be a number of Shares that, when added to the Shares, if any, owned by Purchaser or its subsidiaries represents one Share more than 50% of the number of Shares that are then issued and outstanding immediately prior to the effective time of the Merger (the “Effective Time”). If the Merger is effected pursuant to Section 251(h) of the DGCL, no vote of the stockholders of Loxo Oncology will be required to consummate the Merger.

Loxo Oncology does not expect there to be a significant period of time between the consummation of the Offer and the consummation of the Merger. The Merger will be effected as soon as practicable following the acceptance of the Shares validly tendered and not withdrawn in the Offer (the “Offer Acceptance Time”). At the Effective Time, each issued and outstanding Share (other than (i) Shares tendered and accepted for payment by Purchaser pursuant to the Offer, (ii) Shares owned by Lilly, Purchaser or any other subsidiary of Lilly immediately prior to the Effective Time, (iii) Shares owned by Loxo Oncology or Loxo Oncology’s subsidiary immediately prior to the Effective Time and (iv) Shares owned by any stockholder who is entitled to demand and has properly exercised and perfected a demand for appraisal of such Shares pursuant to, and who has complied in all respects with, Section 262 of the DGCL and who, as of the Effective Time, has neither effectively withdrawn nor lost such stockholder’s rights to such appraisal and payment under the DGCL with respect to such Shares) will automatically be converted into the right to receive the Offer Price. See “Item 3. Past Contacts, Transactions, Negotiations and Agreements—Arrangements with Current Executive Officers and Directors of Loxo Oncology—Effect of the Offer and the Merger Agreement on Loxo Oncology Equity Incentive Plans, Loxo Oncology Stock Options and the ESPP” below for a description of the treatment of Loxo Oncology stock options.

Purchaser expressly reserves the right to waive, in its sole discretion, in whole or in part, any condition of the Offer or modify the terms of the Offer, except that Loxo Oncology’s prior written approval is required for Purchaser to, and for Lilly to permit Purchaser to: (i) reduce the number of Shares subject to the Offer, (ii) reduce the Offer Price, (iii) waive, amend or modify the Minimum Tender Condition (as defined in the Merger Agreement) or the condition that the Merger Agreement shall not have been terminated in accordance with its terms prior to the closing of the Offer, (iv) add conditions to the Offer or impose any other conditions on the Offer or amend, modify or supplement any conditions to the Offer in any manner adverse to the holders of Shares, (v) except as otherwise provided in the Merger Agreement, terminate, extend or otherwise amend or modify the expiration date of the Offer, (vi) change the form or terms of consideration payable in the Offer, (vii) otherwise amend, modify or supplement any of the terms of the Offer in any manner adverse to the holders of Shares or (viii) provide any “subsequent offering period” in accordance with Rule 14d-11 of the Securities Exchange Act of 1934, as amended (together with the rules and regulations promulgated thereunder, the “Exchange Act”).

Purchaser commenced (within the meaning of Rule 14d-2 promulgated under the Exchange Act) the Offer on January 17, 2019. Subject to the terms and conditions of the Merger Agreement and the Offer, the Offer is initially scheduled to expire one minute after 11:59pm, Eastern time, on February 14, 2019 (the “Expiration Time”). If at the Expiration Time any of the conditions to the Offer have not been satisfied or waived, Purchaser shall extend the offer on one or more occasions in consecutive increments of not more than 10 Business Days (as defined in the Merger Agreement) each (or such longer or shorter period as the parties to the Merger Agreement may agree) in order to permit the satisfaction of all Offer conditions, subject to certain specified circumstances in the Merger Agreement. In addition, if at the Expiration Time each condition to the Offer shall have been satisfied or waived and the Minimum Tender Condition shall not have been satisfied, Purchaser may elect to (and if so requested by Loxo Oncology, Purchaser shall, and Lilly shall cause Purchaser to), extend the Offer for one or more consecutive increments of such duration as requested by Loxo Oncology but not more than 10 Business

Days each (or for such longer period as may be agreed to by Lilly and Loxo Oncology), subject to certain limitations specified in the Merger Agreement.

For the reasons described in more detail below, the board of directors of Loxo Oncology (the “Board”) unanimously recommends that Loxo Oncology’s stockholders accept the Offer and tender their Shares pursuant to the Offer. See “Item 4. The Solicitation or Recommendation—Background of the Merger Agreement; Reasons for Recommendation—Reasons for the Recommendation of the Loxo Oncology Board.”

The foregoing summary of the Offer, the Merger and the Merger Agreement is qualified in its entirety by the descriptions contained in the Offer to Purchase and the Letter of Transmittal as well as the full text of the Merger Agreement. Copies of the Merger Agreement, the Offer to Purchase and the Letter of Transmittal are filed as Exhibits (e)(1), (a)(1)(A) and (a)(1)(B), respectively, to this Schedule 14D-9 and are incorporated herein by reference. Copies of certain letters distributed by Lilly in connection with the Offer as well as Lilly’s Summary Advertisement published in the Wall Street Journal are filed as Exhibits (a)(1)(C), (a)(1)(D) and (a)(1)(E), respectively, to this Schedule 14D-9. Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to them in the Merger Agreement.

As set forth in the Schedule TO, the principal executive offices of Lilly and Purchaser are located at c/o Eli Lilly and Company, Lilly Corporate Center, Indianapolis, Indiana 46285. The business telephone number for each of Lilly and Purchaser is (317) 276-2000.

The information relating to the Offer, including the Offer to Purchase, the Letter of Transmittal and related documents (including, without limitation, the Merger Agreement) and this Schedule 14D-9 (including certain referenced documents), can be obtained without charge from the SEC’s website at www.sec.gov.

Item 3. Past Contacts, Transactions, Negotiations and Agreements

Except as set forth in this Schedule 14D-9, as of the date hereof, to the knowledge of Loxo Oncology, there are no material agreements, arrangements or understandings or any actual or potential conflicts of interest between Loxo Oncology or its affiliates, on the one hand, and (1) its executive officers, directors or affiliates or (2) Lilly or Purchaser or their respective executive officers, directors or affiliates, on the other hand. The Board was aware of the agreements and arrangements described in this Item 3 during its deliberations of the merits of the Merger Agreement and in determining to make the recommendation set forth in this Schedule 14D-9.

Relationship with Lilly and Purchaser

Merger Agreement

On January 5, 2019, Loxo Oncology, Lilly and Purchaser entered into the Merger Agreement. The summary of the material provisions of the Merger Agreement contained in Section 11 of the Offer to Purchase and the description of the conditions of the Offer contained in Section 15 of the Offer to Purchase are incorporated herein by reference. Such summary and description are qualified in their entirety by reference to the Merger Agreement.

The Merger Agreement governs the contractual rights among Loxo Oncology, Lilly and Purchaser in relation to the Offer and the Merger. The Merger Agreement has been included as Exhibit (e)(1) to this Schedule 14D-9 to provide Loxo Oncology’s stockholders with information regarding the terms of the Merger Agreement. The Merger Agreement contains representations and warranties made by Loxo Oncology to Lilly and Purchaser and representations and warranties made by Lilly and Purchaser to Loxo Oncology. Neither the inclusion of the Merger Agreement nor the summary of the Merger Agreement is intended to modify or supplement any factual disclosures about Loxo Oncology, Lilly or Purchaser in Loxo Oncology’s public reports filed with the SEC. In particular, the assertions embodied in these representations and warranties are qualified by information in a confidential disclosure letter provided by Loxo Oncology to Lilly and Purchaser in connection with the signing of the Merger Agreement. This disclosure letter contains information that modifies, qualifies and creates exceptions to the representations and warranties set forth in the Merger Agreement. In addition, certain representations and warranties in the Merger Agreement were used for the purpose of allocating risk among Loxo Oncology, Lilly and Purchaser, rather than establishing matters of fact. Accordingly, the representations and warranties in the Merger Agreement may not constitute the actual state of facts about Loxo Oncology, Lilly or Purchaser. Loxo Oncology’s stockholders are not third-party beneficiaries of the Merger Agreement and should not rely on the representations, warranties and covenants or any descriptions thereof as characterizations of the actual state of facts or conditions of Loxo Oncology, Lilly, Purchaser or any of their respective subsidiaries or affiliates.

The summary of the material terms of the Merger Agreement and the descriptions of the conditions to the Offer contained in the Offer to Purchase and incorporated herein by reference do not purport to be complete and are qualified in their entirety by reference to the Merger Agreement, which is filed as Exhibit (e)(1) hereto and is incorporated herein by reference.

Non-Disclosure Agreement

Lilly and Loxo Oncology entered into the Non-Disclosure Agreement on December 22, 2018, as amended on December 23, 2018. Under the terms of the Non-Disclosure Agreement, Lilly and Loxo Oncology agreed that, subject to certain exceptions, that certain confidential information each may make available to the other will not be disclosed or used for any purpose other than to, evaluate, propose and negotiate the possible acquisition transaction involving Lilly and Loxo Oncology. Additionally, Lilly agreed that, subject to certain exceptions, Lilly would not solicit for employment any employee of Loxo Oncology for a period of 12 months from the date of the Non-Disclosure Agreement. Lilly also agreed, among other things, to certain “standstill” provisions which prohibit Lilly and its representatives from taking certain actions involving or with respect to Loxo Oncology or the Shares for a period ending on the 12-month anniversary of the date of the Non-Disclosure Agreement. The Non-Disclosure Agreement provided that these “standstill” provisions would expire upon the occurrence of specified events, including Loxo Oncology’s entry into an agreement with a third party providing for an acquisition of Loxo Oncology, the commencement by a third party of a tender offer for 50% or more of Loxo Oncology’s equity securities that the Board does not reject within 10 days of receipt, or Loxo Oncology’s public announcement that it had authorized a process for the solicitation of third party acquisition offers.

This summary and description of the Non-Disclosure Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Non-Disclosure Agreement, a copy of which has been filed as Exhibit (d)(3) to the Schedule TO and which and is incorporated herein by reference.

Tender and Support Agreement

Concurrently with entering into the Merger Agreement, Lilly and Purchaser entered into a Tender and Support Agreement, dated as of January 5, 2019 (as may be amended from time to time, the “Tender and Support Agreement”) with Aisling Capital III, LP (“Aisling Capital”), which beneficially owned 2,038,920 Shares (or approximately 6.6% of the outstanding Shares) as of January 5, 2019.

The Tender and Support Agreement provides that, no later than 10 business days after the commencement of the Offer, Aisling Capital will tender into the Offer, and not withdraw, all outstanding Shares Aisling Capital owns of record or beneficially (within the meaning of Rule 13d-3 under the Exchange Act) as of the date of the Tender and Support Agreement or that Aisling Capital acquires record ownership or beneficial ownership (within the meaning of Rule 13d-3 under the Exchange Act) of after such date during the Support Period (as defined below) (collectively, the “Subject Shares”).

During the period from January 5, 2019 until the termination of the Tender and Support Agreement (the “Support Period”), Aisling Capital has agreed to vote (i) against any Company Takeover Proposal (as defined below),

(ii) against any change in membership of the Board that is not recommended or approved by the Board and (iii) against any other proposed action, agreement or transaction involving Loxo Oncology that would reasonably be expected, to impede, interfere with, delay, postpone, adversely affect or prevent the consummation of the Offer, the Merger or the other Transactions. During the Support Period, Lilly is appointed as Aisling Capital’s attorney-in-fact and proxy to so vote its Subject Shares.

“Company Takeover Proposal” means any inquiry, proposal or offer from any person or group (other than Lilly and its subsidiaries) relating to (i) any direct or indirect acquisition or purchase, in a single transaction or a series of related transactions, of (A) 20% or more (based on the fair market value thereof, as determined by the Board) of the assets of Loxo Oncology and Loxo Oncology’s subsidiary, taken as a whole, or (B) 20% or more of the aggregate voting power of the capital stock of Loxo Oncology, (ii) any tender offer, exchange offer, merger, consolidation, business combination, recapitalization, liquidation, dissolution, binding share exchange or similar transaction involving Loxo Oncology that, if consummated, would result in any person or group (or the stockholders of any person) beneficially owning, directly or indirectly, 20% or more of the aggregate voting power of the capital stock of Loxo Oncology or of the surviving entity or the resulting direct or indirect parent of Loxo Oncology or such surviving entity, other than, in each case, the Transactions, or (iii) any combination of the foregoing.

During the Support Period, Aisling Capital has further agreed not to, directly or indirectly, (i) create or permit to exist any lien, other than certain permitted liens, on any of Aisling Capital’s Subject Shares, (ii) transfer, sell (including short sell), assign, gift, hedge, pledge, grant a participation interest in, hypothecate or otherwise dispose of, or enter into any derivative arrangement with respect to (collectively, “Transfer”), any of Aisling Capital’s Subject Shares, or any right or interest therein (or consent to any of the foregoing), (iii) enter into any contract with respect to any Transfer of Aisling Capital’s Subject Shares or any interest therein, (iv) grant or permit the grant of any proxy, power-of-attorney or other authorization or consent in or with respect to any of Aisling Capital’s Subject Shares, (v) deposit or permit the deposit of any of Aisling Capital’s Subject Shares into a voting trust or enter into a voting agreement or arrangement with respect to any of Aisling Capital’s Subject Shares, or (vi) take or permit any other action that would in any way restrict, limit, impede, delay or interfere with the performance of Aisling Capital’s obligations thereunder in any material respect, otherwise make any representation or warranty of Aisling Capital therein untrue or incorrect, or have the effect of preventing or disabling Aisling Capital from performing any of its obligations under the Tender and Support Agreement. The restrictions on Transfer are subject to certain customary exceptions.

During the Support Period, Aisling Capital, solely in its capacity as a stockholder of Loxo Oncology, shall not, and shall cause its respective representatives, officers and employees not to, directly or indirectly, (i) solicit, initiate, knowingly facilitate or knowingly encourage (including by way of providing information) any inquiries, proposals or offers, or the making of any submission or announcement of any inquiry, proposal or offer that constitutes or would reasonably be expected to lead to any Company Takeover Proposal, (ii) directly or indirectly engage in, enter into or participate in any discussions or negotiations with any person regarding, or furnish to any person any information or afford access to the business, properties, assets, books or records of Loxo Oncology to, or take any other action to assist, knowingly facilitate or knowingly encourage any effort by any person, in each case in connection with or in response to any inquiry, offer or proposal that constitutes, or would reasonably be expected to lead to any Company Takeover Proposal (other than, solely in response to an inquiry that did not result from a or arise in connection with a material breach of Section 4.6 of the Tender and Support Agreement, to refer the inquiring person to the restrictions of the Tender and Support Agreement and of the Merger Agreement and to limit Aisling Capital’s conversation and other communication exclusively to such referral or to clarify the terms thereof), (iii) enter into any agreement in principle, letter of intent, term sheet, merger agreement, purchase agreement, acquisition agreement, option agreement or other similar instrument relating to any Company Takeover Proposal, (iv) knowingly encourage or recommend any other holder of Shares to vote against the Merger or to not tender Shares into the Offer or (v) resolve or agree to do any of the foregoing. The Tender and Support Agreement provides that Aisling Capital’s obligations under the agreement are solely in its capacity as a stockholder of Loxo Oncology, and not, if applicable, in such stockholder’s or any of its affiliates’

capacity as a director, officer or employee of Loxo Oncology, and that nothing in the Tender and Support Agreement in any way restricts a director or officer of Loxo Oncology in the taking of any actions (or failures to act) in his or her capacity as a director or officer of Loxo Oncology, or in the exercise of his or her fiduciary duties as a director or officer of Loxo Oncology.

The Tender and Support Agreement terminates upon the earliest of (i) the valid termination of the Merger Agreement in accordance with its terms, (ii) the Effective Time, (iii) the termination of the Tender and Support Agreement by written notice from Lilly or (iv) the date on which any amendment to the Merger Agreement or the Offer is effected without the Supporting Stockholders’ consent that decreases the amount, or changes the form or terms, of consideration payable to all stockholders of Loxo Oncology pursuant to the terms of the Merger Agreement.

This summary and description of the Tender and Support Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Tender and Support Agreement, a copy of which is filed as Exhibit (e)(2) to this Schedule 14D-9 and is incorporated herein by reference.

Arrangements with Current Executive Officers and Directors of Loxo Oncology

Overview

In considering the recommendation of the Board set forth under the caption “Item 4. The Solicitation or Recommendation—Recommendation of the Board,” Loxo Oncology’s stockholders should be aware that certain of Loxo Oncology’s executive officers and directors may be considered to have interests in the Transactions that may be different from, or in addition to, those of Loxo Oncology’s stockholders generally. The Board was aware of these interests and considered them, along with other matters, in evaluating and approving the Merger Agreement and the Transactions and recommending that Loxo Oncology’s stockholders accept the Offer and tender their Shares in the Offer.

The following is a discussion of all known material agreements, understandings and any actual or potential conflicts of interest between Loxo Oncology and its executive officers or directors that relate to the Transactions. The following summaries are qualified in their entirety by reference to (1) the Merger Agreement; (2) Loxo Oncology’s 2013 Equity Incentive Plan (the “2013 Plan”), Loxo Oncology’s 2014 Amended and Restated Equity Incentive Plan (the “2014 Plan” and, together with the 2013 Plan, the “Loxo Oncology Equity Incentive Plans”) and Loxo Oncology’s 2014 Employee Stock Purchase Plan (the “ESPP”); (3) the award agreements governing the Loxo Oncology stock options held by Loxo Oncology’s executive officers and directors, (4) the amended and restated offer letter between Loxo Oncology and Dr. Bilenker (the “Bilenker Offer Letter”), and (5) the change in control severance agreements between Loxo Oncology and each executive officer other than Dr. Bilenker (each, a “Change in Control Severance Agreement”). For further information with respect to the arrangements between Loxo Oncology and its executive officers, see the information included under the caption “—Arrangements with Current Executive Officers and Directors of Loxo Oncology—Golden Parachute Compensation.” The Loxo Oncology Equity Incentive Plans and the related award agreements, the ESPP, the Bilenker Offer Letter, and the Change in Control Severance Agreements are filed as Exhibits (e)(4) through (e)(11) to this Schedule 14D-9 and are incorporated herein by reference.

Consideration for Shares Tendered Pursuant to the Offer

Under the terms of the Merger Agreement, Loxo Oncology’s executive officers and directors would receive the same cash consideration per Share on the same terms and conditions as the other stockholders of Loxo Oncology. As of January 16, 2019, the executive officers and directors of Loxo Oncology named in the “Table of Share-Related Payments” below beneficially owned, directly or indirectly (including, with respect to Mr. Elms, Shares beneficially owned indirectly through Aisling Capital), in the aggregate, 2,406,098 Shares (excluding for this purpose Shares underlying Loxo Oncology stock options, which are set forth separately in the “Table of Option-

Related Payments” below). If the executive officers and directors were to tender all 2,406,098 Shares beneficially owned, directly or indirectly, by them as of January 16, 2019, for purchase pursuant to the Offer and those Shares were accepted for purchase and purchased by Purchaser, then such executive officers and directors would receive, in aggregate, approximately $565,433,030 in cash pursuant to the Offer, before deduction of applicable withholding taxes and without interest. As indicated below, to the knowledge of Loxo Oncology, each of Loxo Oncology’s executive officers and directors currently intends to tender all of his or her Shares in the Offer.

The following table sets forth, as of January 16, 2019, the consideration that each executive officer and director and his or her affiliates would be entitled to receive in respect of outstanding Shares beneficially owned by him, her or it (which, for clarity, excludes Shares subject to issuance pursuant to outstanding Loxo Oncology stock options), assuming such individual or his or her affiliate were to tender all of his or her outstanding Shares pursuant to the Offer and those Shares were accepted for purchase and purchased by Purchaser. These numbers do not reflect any future share issuances or dispositions that may occur between January 16, 2019 and the Effective Time.

Table of Share-Related Payments

Name	Number of Shares (#)	Total Offer Price Payable for Shares ($)
Executive Officers
Joshua H. Bilenker, M.D. (1)	192,707	45,286,145
Jacob S. Van Naarden	19,000	4,465,000
Jennifer Burstein	0	0
Nisha Nanda, Ph.D.	18,896	4,440,560
Non-Employee Directors
Steven A. Elms (2)	2,038,920	479,146,200
Keith T. Flaherty, M.D.	9,732	2,287,020
Alan Fuhrman	0	0
Steven Harr, M.D.	0	0
Lori A. Kunkel, M.D.	0	0
Timothy M. Mayleben	0	0
Avi Z. Naider	126,843	29,808,105

(1)	Includes 162,707 shares held directly by Dr. Bilenker and 30,000 shares held by Joshua H. Bilenker, trustee Joshua Bilenker 2018 GRAT, dated 6/20/2018.
(2)

Consists of 2,038,920 shares held by Aisling Capital III, LP, or Aisling Capital. The general partner of Aisling Capital is Aisling Capital Partners III, LP, or Aisling GP. Mr. Elms is a Managing Partner and Dr. Bilenker is an Operating Partner of Aisling GP, which has established an investment committee that has voting and investment power with respect to these shares. Mr. Elms is a member of the investment committee of Aisling GP and, as such, may be deemed to have voting and investment power with respect to these shares. Dr. Bilenker is not a member of the investment committee and does not have voting and dispositive power with regard to these shares. Mr. Elms is also a Managing Member of Aisling Capital, LLC, which is the investment manager of Aisling Capital, and a Member and Officer of Aisling Capital Partners III, LLC, the general partner of Aisling GP. Pursuant to the Support Agreement, Aisling Capital has agreed to tender its shares into the Offer.

Effect of the Offer and the Merger Agreement on Loxo Oncology Equity Incentive Plans, Loxo Oncology Stock Options and the ESPP

The discussion below describes the treatment of Loxo Oncology’s outstanding stock options under the Merger Agreement, without regard to any change in control benefits with respect to the Loxo Oncology stock options, which change in control benefits are discussed separately below under the sections entitled “—Agreements or Arrangements with Executive Officers of Loxo Oncology” and “—Agreements or Arrangements with Directors of Loxo Oncology.”

Any cash payments described below will be subject to any applicable withholding taxes and will, unless otherwise noted below, be made at or reasonably promptly (no later than 5 business days) following the Effective Time.

Loxo Oncology Equity Incentive Plans

The Loxo Oncology Equity Incentive Plans will be terminated at the Effective Time and will not be assumed by Lilly.

Treatment of Options

Pursuant to the Merger Agreement, as of immediately prior to the Effective Time, each Loxo Oncology stock option that is then-outstanding and unvested shall become immediately vested and exercisable in full. At the Effective Time, each Loxo Oncology stock option that is outstanding under the Loxo Oncology Equity Incentive Plans (including any unvested Loxo Oncology stock options for which the vesting was accelerated immediately prior to the Effective Time as described above) will be cancelled and converted into the right to receive an amount in cash equal to the product of (x) the number of Shares issuable under such option multiplied by (y) the excess, if any, of (A) the Offer Price over (B) the per share exercise price of such option (the “Option Cash Consideration”). Any outstanding option with an exercise price equal to or greater than the Offer Price will be cancelled for no consideration at the Effective Time. The Option Cash Consideration will be paid reasonably promptly after the Effective Time (but no later than 5 business days after the Effective Time) and will be subject to applicable withholding.

ESPP

As of January 16, 2019, no Offering Periods (as defined in the ESPP) have been commenced. Loxo Oncology will not commence any new Offering Periods under the ESPP on or following January 16, 2019 and will terminate the ESPP as of immediately prior to the Effective Time.

Table of Option-Related Payments

The following table shows the estimated cash amounts that each current executive officer and current director of Loxo Oncology would be eligible to receive (before deduction of applicable withholding taxes) in connection with the Merger with regard to the number of vested and unvested Loxo Oncology stock options held by each such executive officer and director. As noted above, all then-unvested outstanding Loxo Oncology stock options will be accelerated immediately prior to the Effective Time.

The estimated cash values in the table below are based on the Offer Price of $235.00 per Share. The table also assumes that the number of vested and unvested outstanding Loxo Oncology stock options held by each Loxo Oncology executive officer and director at the Effective Time will equal the number of vested and unvested Loxo Oncology stock options that were outstanding as of January 16, 2019, the latest practicable date to determine such amounts before the filing of this Schedule 14D-9. Accordingly, these numbers do not reflect any future grants, exercises, forfeitures or additional vesting that may occur between January 16, 2019 and the Effective Time.

					Total Option Cash Consideration Payable for Outstanding Stock Options ($)(5)
	Vested Options		Unvested Options
Name	Number of Underlying Shares (#)(1)	Option Cash Consideration Payable ($)(2)	Number of Underlying Shares (#)(3)	Option Cash Consideration Payable ($)(4)
Executive Officers:
Joshua H. Bilenker, M.D.	749,589	156,840,823	539,855	83,855,759	240,696,582
Jacob S. Van Naarden	251,696	50,936,051	271,273	40,980,598	91,916,649
Jennifer Burstein	64,999	12,967,995	80,501	12,689,680	25,657,675
Nisha Nanda, Ph.D.	90,742	18,755,792	122,960	18,024,573	36,780,365
Non-Employee Directors:
Steven A. Elms	47,353	8,784,485	3,646	196,957	8,981,442
Keith T. Flaherty, M.D. (6)	193,110	42,561,495	5,313	447,207	43,008,702
Alan Fuhrman	44,728	8,223,185	3,646	196,957	8,420,142
Steven Harr, M.D.	26,520	4,239,320	8,855	1,318,663	5,557,983
Lori A. Kunkel, M.D. (7)	100,946	21,479,750	3,646	196,957	21,676,707
Timothy M. Mayleben	26,541	4,213,700	3,646	196,957	4,410,657
Avi Z. Naider	47,353	8,784,485	3,646	196,957	8,981,442

(1)	This column includes the number of shares of Loxo Oncology common stock subject to vested options that are being converted into a right to receive the Option Cash Consideration.
(2)

The estimated value in this column is equal to the number of Shares underlying such vested options multiplied by the excess of (A) the Offer Price over (B) the per share exercise price of such vested option. The amounts will be paid within 5 business days of the Effective Time (subject to applicable withholding).

(3)

This column includes the number of shares of Loxo Oncology common stock subject to unvested options that are being accelerated immediately prior to the Effective Time and converted into a right to receive the Option Cash Consideration.

(4)

The estimated value in this column is equal to the number of Shares underlying such unvested options multiplied by the excess of (A) the Offer Price over (B) the per share exercise price of such unvested option. The amounts will be paid within 5 business days of the Effective Time (subject to applicable withholding).

(5)

The estimated value in this column is equal to (A) the total number of Shares underlying outstanding stock options that are being converted into a right to receive the Option Cash Consideration multiplied by (B) the excess of (x) the Offer Price over (y) the per share exercise price of such options. The total Option Cash Consideration will be paid within 5 business days of the Effective Time (subject to applicable withholding).

(6)	The options held by Dr. Flaherty include options granted to Dr. Flaherty in his capacity as a consultant to Loxo Oncology.
(7)	The options held by Dr. Kunkel include options granted to Dr. Kunkel in her capacity as a service provider to Loxo Oncology.

Agreements or Arrangements with Executive Officers of Loxo Oncology

Loxo Oncology entered into offer letters and/or Change in Control Severance Agreements with each of its executive officers that provide for certain payments and benefits to be provided to the executive officers in the event of termination of employment under certain circumstances, as described in greater detail below.

Bilenker Offer Letter

Loxo Oncology entered into the Bilenker Offer Letter with Dr. Bilenker, filed as Exhibit (e)(8) to this Schedule 14D-9, which provides for the following benefits upon a termination of Dr. Bilenker’s employment by Loxo Oncology without “cause” or by Dr. Bilenker for “good reason” (as such terms are defined in the Bilenker Offer Letter and as described below) within the period commencing 3 months prior to a change in control (but after a legally binding and definitive agreement for a potential change in control has been executed) and ending 12 months following a change in control (the “Change in Control Period”), subject to Dr. Bilenker’s execution and non-revocation of a customary release of claims, his compliance with the one-year post-termination non-competition and non-solicitation covenants set forth in the Bilenker Offer Letter, his resignation from the Board on the date of termination, and his return of Loxo Oncology property (the “Bilenker Severance Conditions”):

•	a lump sum payment equal to 200% of Dr. Bilenker’s base salary;

•	a lump sum payment equal to 200% of Dr. Bilenker’s target bonus for the year of termination;

•	100% vesting of Dr. Bilenker’s then-outstanding and unvested equity awards; and

•

reimbursement for continuation coverage under COBRA for Dr. Bilenker and his eligible dependents until the earlier of 24 months following termination, the date Dr. Bilenker is eligible to receive substantially similar coverage from another employer, and the date Dr. Bilenker is no longer eligible to receive COBRA coverage.

Dr. Bilenker will also be eligible to receive 100% acceleration of vesting of his then-outstanding equity awards upon a termination due to death or disability within the 12-month period following a chance in control, subject to his satisfaction of the Bilenker Severance Conditions.

The Merger will constitute a change in control for purposes of the Bilenker Offer Letter.

The Bilenker Offer Letter also includes certain reduced severance protections upon a termination of employment due to death or disability or a termination of employment without “cause” or for “good reason,” in each case occurring outside of the Change in Control Period, which severance protections have not been described in this Schedule 14D-9.

The Bilenker Offer Letter also provides for a “best-net” Section 280G cutback, whereby in the event any amounts provided for in such offer letter (or otherwise payable to Dr. Bilenker) would constitute “parachute payments” within the meaning of Section 280G of the Code, and could be subject to the related excise tax, Dr. Bilenker will be entitled to receive either full payment of benefits or such lesser amount which would result in no portion of the benefits being subject to an excise tax, whichever results in the greater amount of after-tax benefits to Dr. Bilenker.

For purposes of the Bilenker Offer Letter, “cause” means any of the following:

•	willful engagement in conduct that is in bad faith and materially injurious to Loxo Oncology, including but not limited to misappropriation of trade secrets, fraud or embezzlement;

•

material breach of any written employment or equity agreement between Dr. Bilenker and Loxo Oncology that causes harm to Loxo Oncology, which breach, if curable, is not cured within 30 days after receipt of written notice describing in detail such breach;

•

willful refusal to implement or follow a lawful directive by the Board, directly related to Dr. Bilenker’s duties, which breach, if curable, is not cured within 30 days after receipt of written notice describing in detail such breach;

•

engagement in material misfeasance or malfeasance demonstrated by a continued pattern of material failure to perform the essential job duties associated with Dr. Bilenker’s position, which breach, if curable, is not cured within 30 days after receipt of written notice describing in detail such breach;

•	conviction of (including any plea of no contest to) a felony or a crime involving moral turpitude; or

•	material breach of Dr. Bilenker’s Employee Invention Assignment and Confidentiality Agreement or similar agreement entered into with Loxo Oncology.

For purposes of the Bilenker Offer Letter, “good reason” means any of the following actions by Loxo Oncology without Dr. Bilenker’s written consent:

•	Dr. Bilenker is not chief executive officer of the parent company following any change in control;

•	the requirement for Dr. Bilenker to change his principal office to a facility that increases his one-way commute by more than 35 miles;

•	Loxo Oncology’s material breach of the Bilenker Offer Letter or another written agreement between Dr. Bilenker and Loxo Oncology governing any of Dr. Bilenker’s equity awards; or

•	a material reduction in Dr. Bilenker’s annual base salary as in effect immediately prior to such reduction.

Change in Control Severance Agreements

Loxo Oncology has entered into a Change in Control Severance Agreement, filed as Exhibits (e)(9) through (e)(11) to this Schedule 14D-9, with each of its executive officers (other than Dr. Bilenker), and certain other employees, each of which provides for the following benefits upon a termination of the executive’s employment by Loxo Oncology without “cause” or by the executive for “good reason” (as such terms are defined in the Change in Control Severance Agreement and as described below) within the Change in Control Period, subject to the executive’s execution and non-revocation of a customary release of claims:

•	a lump sum payment of 100% of base salary;

•

payment of COBRA premiums, or a cash benefit in lieu of continued medical benefits under COBRA, for 12 months following termination or, if earlier, until the executive is eligible to receive substantially similar coverage from another employer; and

•	100% acceleration of vesting of equity awards.

In addition to the benefits described above, Mr. Van Naarden will receive a lump sum payment of 100% of his target bonus for the year in which termination occurs. Mr. Van Naarden will also be entitled to 100% acceleration of equity awards upon a termination of employment due to death or disability within the 12-month period following a change in control, subject to his execution and non-revocation of a release of claims.

The Merger will constitute a change in control for purposes of the Change in Control Severance Agreements.

The Change in Control Severance Agreements also provide for reduced severance upon a termination of employment without “cause” or for “good reason” occurring outside of the Change in Control Period, which reduced severance is not described in this Schedule 14D-9.

The Change in Control Severance Agreements contain a 6-month post-termination non-disparagement and cooperation covenant.

For purposes of the Change in Control Severance Agreements, “cause” means any of the following:

•	executive’s willful failure to substantially perform his or her duties and responsibilities to Loxo Oncology or a deliberate violation of a Loxo Oncology policy;

•	executive’s commission of any act of fraud, embezzlement, dishonesty or any other willful misconduct that has caused or is reasonably expected to result in material injury to Loxo Oncology;

•

unauthorized use or disclosure by executive of any proprietary information or trade secrets of Loxo Oncology or any other party to whom the executive owes an obligation of nondisclosure as a result of his or her relationship with Loxo Oncology; or

•	executive’s willful breach of any of his or her obligations under any written agreement or covenant with Loxo Oncology.

For purposes of the Change in Control Severance Agreements, “good reason” means the occurrence of any of the following without the executive’s consent:

•	a material reduction or adverse change in the executive’s level of responsibility and/or scope of authority;

•	a reduction by more than 10% in executive’s base salary or annual bonus opportunity or aggregate benefits;

•	relocation of the executive’s principal workplace by more than 35 miles from executive’s then current place of employment;

•	executive does not report to the chief executive officer of the parent company following any change in control; or

•	a material breach of the Change in Control Severance Agreement or any other written agreement between the executive and Loxo Oncology in connection with any of the executive’s equity awards.

The Change in Control Severance Agreements also provide for a “best-net” Section 280G cutback, whereby in the event any amounts provided for in the Change in Control Agreements or otherwise payable to the executive would constitute “parachute payments” within the meaning of Section 280G of the Code, and could be subject to the related excise tax, the executive will be entitled to receive either full payment of benefits or such lesser amount, which would result in no portion of the benefits being subject to an excise tax, whichever results in the greater amount of after-tax benefits to the executive.

Agreements or Arrangements with Directors of Loxo Oncology

Loxo Oncology’s 2014 Plan provides that all then-outstanding and unvested Loxo Oncology stock options granted to non-employee directors will accelerate and vest in full immediately prior to a change in control. The consummation of the Transactions will constitute a “change in control” under the 2014 Plan. As noted above in the section entitled “—Effect of the Offer and the Merger Agreement on Loxo Oncology Equity Incentive Plans, Loxo Oncology Stock Options and the ESPP, all then-outstanding and unvested Loxo Oncology stock options (whether or not held by non-employee directors) will accelerate and vest in full immediately prior to the Effective Time.

Effect of Merger Agreement on Employee Benefits

For a period of one year following the Effective Time, Lilly will provide or cause the Surviving Corporation to provide to each individual who is employed by Loxo Oncology immediately prior to the Effective Time and who continues employment with Lilly or the Surviving Corporation (each, a “Company Employee”) (i) a base salary and target cash incentive opportunity that, in each case, is no less favorable than those provided to such Company Employee by Loxo Oncology immediately prior to the Effective Time and (ii) employee benefits (excluding cash incentive opportunities, equity and equity-based awards and change in control plans, programs and arrangements) that are substantially comparable in the aggregate to those provided to such Company Employee by Loxo Oncology immediately prior to the Effective Time.

Additionally, Lilly will or will cause the Surviving Corporation to include each Company Employee in the applicable 2019 annual bonus plan of Lilly or the Surviving Corporation following the Effective Time (and in the case of Lilly’s 2019 annual bonus plan, on a basis consistent with similarly-situated employees of Lilly) with such participation commencing as of January 1, 2019.

Following a period of one year following the Effective Time, Company Employees will be immediately eligible to participate in any plans of Lilly, the Surviving Corporation or their respective affiliates (the “Surviving Corporation Plans”) to the same extent as other similarly-situated employees of Lilly and its affiliates. In addition, and without limiting the generality of the foregoing, following the Effective Time, each Company Employee will be immediately eligible to participate, without any waiting time, in any and all Surviving Corporation Plans to the extent coverage under any such plan replaces coverage under a comparable Loxo Oncology benefit plan in which such Company Employee participates immediately prior to the Effective Time.

Company Employees will receive service credit under Surviving Corporation Plans that provide benefits for vacation, paid time-off, severance or 401(k) savings. For purposes of determining eligibility, level of benefits and vesting under all Surviving Corporation Plans, each Company Employee’s service with Loxo Oncology (as well as service with any predecessor employer of Loxo Oncology, to the extent service with the predecessor employer is recognized by Loxo Oncology) shall be treated as service with Lilly or any of its subsidiaries. However, the foregoing will not apply to the extent it would result in duplication of benefits for the same period of service or to any benefit plan that is a frozen plan or that provides benefits to a grandfathered employee population.

The Merger Agreement also requires Lilly to (or cause the Surviving Corporation to) give appropriate credit to Company Employees (and their eligible dependents and beneficiaries) under welfare benefit plans by (i) using commercially reasonable efforts to waive all limitations as to preexisting conditions and exclusions with respect to participation and coverage requirements to the extent such limitations were waived, satisfied or did not apply to such employees or eligible dependents or beneficiaries under corresponding Loxo Oncology welfare plans in which such employees participated prior to the Effective Time, (ii) using commercially reasonable efforts to provide Company Employees and their eligible dependents and beneficiaries with credit for any co-payments and deductibles paid prior to the Effective Time under any of Loxo Oncology’s benefit plans in satisfying any analogous deductible or out-of-pocket maximum requirements for the year in which the Effective Time occurs, and (iii) using commercially reasonable efforts to waive any waiting period or evidence of insurability requirement, in each case, under an analogous Loxo Oncology benefit plan prior to the Effective Time.

The Merger Agreement also requires Lilly to, or to cause the Surviving Corporation to, assume accrued but unused personal, sick or vacation time and allow such Company Employee to use such accrued personal, sick or vacation time in accordance with the practice and policies of Lilly or the Surviving Corporation.

Indemnification and Insurance

Pursuant to the terms of the Merger Agreement, Loxo Oncology’s directors and officers (including each of Loxo Oncology’s executive officers) will be entitled to certain ongoing indemnification and coverage under directors’ and officers’ liability insurance policies from Loxo Oncology for a period of time following the Effective Time. Such indemnification and insurance coverage is further described below in the section entitled “—Effect of the Merger on Director and Officer Indemnification and Insurance.”

Golden Parachute Compensation

Background

In this Schedule 14D-9, Loxo Oncology is required to disclose any agreement or understanding, whether written or unwritten, between Loxo Oncology’s named executive officers and Loxo Oncology or Lilly concerning any type of compensation, whether present, deferred or contingent, that is based upon or otherwise relates to the Transactions.

Aggregate Amounts of Potential Compensation

The table below sets forth the information required by Item 402(t) of Regulation S-K regarding compensation and benefits for each named executive officer of Loxo Oncology that is based upon or otherwise related to the

Transactions. The terms and conditions of the compensation and benefits set forth below is described in greater detail under the section above entitled “—Agreements or Arrangements with Executive Officers of Loxo Oncology” and such descriptions are incorporated herein by reference.

For purposes of calculating the potential payments set forth in the table below, Loxo Oncology has assumed that (i) the Effective Time occurs on March 1, 2019; (ii) each named executive officer’s employment is terminated by Loxo Oncology without cause or by the named executive officer for good reason at the Effective Time and (iii) each executive officer’s unvested Loxo Oncology stock options held on January 16, 2019 will equal the number of unvested Loxo Oncology stock options held by such executive officer on the closing of the Merger (such that any vesting or forfeitures occurring between January 16, 2019 and the Effective Time will not be captured in the table below). Severance payments have been calculated based on the named executive officer’s current base salary, current target bonus opportunity (if applicable), and estimated maximum benefits that could be payable under Loxo Oncology’s benefit plans. None of Loxo Oncology’s named executive officers will receive pension or non-qualified deferred compensation in connection in the Merger. Regardless of the manner in which each named executive officer’s employment terminates, each named executive officer is entitled to receive amounts already earned during the term of his or her employment, such as base salary earned through the date of termination, and any such earned amounts are not included in the table below.

The amounts shown in the table below do not attempt to quantify any reduction that may be required as a result of any “best-net” Section 280G cutback as described above in the section entitled “—Agreements or Arrangements with Executive Officers of Loxo Oncology”. The amounts shown in the table below are estimates only, as the actual amounts that may be paid upon an individual’s termination of employment or upon the Effective Time, as applicable, can only be determined at the actual time of such termination or upon the Effective Time, as applicable, and accordingly the ultimate values to be received by a named executive officer in connection with the Merger may differ from the amounts set forth below.

For additional details regarding the terms of the payments quantified below, see the section entitled “—Agreements or Arrangements with Executive Officers of Loxo Oncology” and the section entitled “—Effect of the Offer and the Merger Agreement on Loxo Oncology Equity Incentive Plans, Loxo Oncology Stock Options and the ESPP.”

Golden Parachute Compensation

Executive Officer	Cash ($)(1)	Equity ($)(2)	Perquisites/Benefits ($)(3)	Total Value ($)(4)
Joshua H. Bilenker, M.D.	2,035,200	83,855,759	60,000	85,950,959
Jacob S. Van Naarden	680,050	40,980,598	30,000	41,690,648
Jennifer Burstein	336,000	12,689,680	30,000	13,055,680

(1)

Cash. Represents the value of the maximum cash severance payments payable under Dr. Bilenker’s offer letter or the applicable named executive officer’s Change in Control Severance Agreement (i.e., the cash severance payments payable upon a termination of employment without cause or a resignation for good reason during the Change in Control Period, provided that the executive signs and does not revoke a release of claims in connection with such termination and provided Dr. Bilenker complies with the Bilenker Severance Conditions), as described above in the section entitled “—Agreements or Arrangements with Executive Officers of Loxo Oncology.” The severance amounts in this column are all “double trigger” in nature, which means that payment of these amounts is conditioned upon a qualifying termination of employment within the Change in Control Period. The table below sets forth the breakdown of these components for each named executive officer, calculated based on the values in effect on January 16, 2019.

Name	Annual Base Salary ($)	Target Bonus ($)	Severance Multiple	Total ($)
Joshua H. Bilenker, M.D.	636,000	381,600	200%	2,035,200
Jacob S. Van Naarden	469,000	211,050	100%	680,050
Jennifer Burstein	336,000	N/A	100%	336,000

As described above in the section entitled “—Agreements or Arrangements with Executive Officers of Loxo Oncology,” the value of the severance payments payable to Dr. Bilenker under his offer letter and to each named executive officer under such officer’s Change in Control Severance Agreement will be lower in the event of a qualifying termination of employment outside of the Change in Control Period. Such reduced amounts are not shown in the table above.

(2)	Equity. Represents the maximum aggregate payments to be made in respect of unvested options at the Effective Time.

The treatment of unvested options in the Transactions is described above in the section entitled “—Effect of the Offer and the Merger Agreement on Loxo Oncology Equity Incentive Plans, Loxo Oncology Stock Options and the ESPP,” and the values attributable to such awards in this column assume each named executive officer’s unvested Loxo Oncology stock options accelerate pursuant to the Merger Agreement immediately prior to the Effective Time. The acceleration is therefore “single-trigger” in nature, meaning that it will occur immediately upon the consummation of the Merger, whether or not employment is terminated.

The estimated number of shares subject to unvested Loxo Oncology stock options that will accelerate at the Effective Time and the Option Cash Consideration associated with such accelerated options are quantified for each named executive officer in the table below and are calculated based on outstanding equity awards held as of January 16, 2019.

Name	Unvested Option Shares Subject to Acceleration (#)	Option Cash Consideration of Unvested Options ($)
Joshua H. Bilenker, M.D.	539,855	83,855,759
Jacob S. Van Naarden	271,273	40,980,598
Jennifer Burstein	80,501	12,689,680

The Option Cash Consideration attributable to the acceleration of the unvested Loxo Oncology stock options is equal to an amount in cash equal to the product of (x) the number of Shares issuable upon exercise of the unvested Loxo Oncology stock options that are subject to acceleration multiplied by (y) the excess of (A) the Offer Price over (B) the per share exercise price. As noted above in the section entitled “—Effect of the Offer and the Merger Agreement on Loxo Oncology Equity Incentive Plans, Loxo Oncology Stock Options and the ESPP,” the Option Cash Consideration attributable to the acceleration of the unvested

Loxo Oncology stock options will be paid in cash within 5 business days following the Effective Time (subject to applicable withholding).

(3)

Perquisites/Benefits. Represents the highest estimated value of COBRA payments to which each named executive officer may become entitled under the Bilenker Offer Letter, in the case of Dr, Bilenker, or his or her Change in Control Severance Agreement, in the case of the other named executive officers, each as described in greater detail above in the section entitled “—Agreements or Arrangements with Executive Officers of Loxo Oncology.” The values in the table assume such COBRA payments are made pursuant to a qualifying termination of employment immediately after the Effective Time. As noted above, Dr. Bilenker is entitled to COBRA payments for up to 2 years and each of the other named executive officers is entitled to COBRA payments for up to 1 year, in each case, upon a qualifying termination of employment within the Change in Control Period. The amounts in this column are all “double trigger” in nature, which means that payment of these amounts is conditioned upon a qualifying termination within the Change in Control Period.

As described above in the section entitled “—Agreements or Arrangements with Executive Officers of Loxo Oncology,” if the executive officer experiences a qualifying termination outside of the Change in Control Period, the COBRA payments will be lower than the values described in the table immediately above.

(4)	The following table shows, for each named executive officer, the amounts of golden parachute compensation that are single or double trigger in nature:

Name	Single Trigger ($)	Double Trigger ($)
Joshua H. Bilenker, M.D.	83,855,759	2,095,200
Jacob S. Van Naarden	40,980,598	710,050
Jennifer Burstein	12,689,680	366,000

Effect of the Merger on Director and Officer Indemnification and Insurance

Section 145 of the DGCL permits a Delaware corporation to include in its charter documents and in agreements between the corporation and its directors and officers, provisions expanding the scope of indemnification beyond that specifically provided by current law.

Loxo Oncology’s amended and restated certificate of incorporation includes provisions that limit the liability of its directors for monetary damages for breach of their fiduciary duty as directors, except for liability that cannot be eliminated under the DGCL. Accordingly, Loxo Oncology’s directors will not be personally liable for monetary damages for breach of their fiduciary duty as directors, except for liabilities:

•	for any breach of the director’s duty of loyalty to Loxo Oncology or its stockholders;

•	for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

•	for unlawful payments of dividends or unlawful stock repurchases or redemptions, as provided under Section 174 of the DGCL; or

•	for any transaction from which the director derived an improper personal benefit.

Loxo Oncology’s amended and restated certificate of incorporation and amended and restated bylaws also provide that Loxo Oncology will indemnify its directors and officers to the fullest extent permitted by Delaware law, subject to very limited exceptions. Loxo Oncology’s amended and restated certificate of incorporation and amended and restated bylaws also permit it to purchase insurance on behalf of any officer, director, employee or other agent for any liability arising out of his or her actions as Loxo Oncology’s officer, director, employee or agent, regardless of whether Delaware law would permit indemnification.

In addition, Loxo Oncology has entered into separate indemnification agreements with its directors and executive officers that require it, among other things, to indemnify them against certain liabilities that may arise by reason of their status or service as directors or executive officers and to advance their expenses incurred as a result of any proceeding against them as to which they could be indemnified. Notwithstanding the foregoing, Loxo Oncology is not obligated to indemnify such director or executive officer in certain circumstances, including for any claim for which payment has been received by or on behalf of such director or executive officer under any insurance policy or other indemnity provision, for an accounting of profits made from the purchase and sale by such director or executive officer of securities of Loxo Oncology within the meaning of Section 16(b) of the Exchange Act or similar provisions of state statutory law or common law, or prior to a change in control, in connection with any proceeding initiated by such director or executive officer, including any proceeding initiated against Loxo Oncology or its directors, officers, employees or other indemnitees, and certain other situations. This description of the indemnity agreements entered into between Loxo Oncology and each of its directors and executive officers is qualified in its entirety by reference to the form of indemnification agreement filed as Exhibit (e)(14) hereto, which is incorporated herein by reference.

The Merger Agreement provides that all rights to indemnification and exculpation from liabilities for acts or omissions occurring at or prior to the Effective Time (and rights to advancement of expenses) existing in favor of any person who is or prior to the Effective Time becomes, or has been at any time prior to the date of the Merger Agreement, a director, officer, employee or agent (including as a fiduciary with respect to an employee benefit plan) of Loxo Oncology or its predecessors (each, an “Indemnified Party”) (i) shall be assumed by the surviving corporation in the Merger, without further action, at the Effective Time, (ii) shall survive the Merger, (iii) shall continue in full force and effect in accordance with their terms with respect to any claims against any such Indemnified Party arising out of such acts or omissions and (iv) for a period of six years following the date of the Merger Agreement, shall not be amended, repealed or otherwise modified in any manner that would adversely affect any right thereunder of any such Indemnified Party. Lilly has agreed to ensure that the surviving corporation complies with and honors the foregoing obligations.

The Merger Agreement further provides that at or prior to the Effective Time, following good faith consultation with Lilly and utilizing Lilly’s insurance broker, Loxo Oncology may obtain and fully pay the premium for “tail” directors’ and officers’ liability insurance policies in respect of acts or omissions occurring at or prior to the Effective Time (including for acts or omissions occurring in connection with the approval of the Merger Agreement and the consummation of the Transactions) for the period beginning upon the acceptance for payment of, and payment by Purchaser for, any Shares pursuant to the Offer and ending six years from the Effective Time, covering each Indemnified Party and containing terms (including with respect to coverage and amounts) and conditions (including with respect to deductibles and exclusions) that are, individually and in the aggregate, no less favorable to any Indemnified Party than those of Loxo Oncology’s directors’ and officers’ liability insurance policies in effect on the date of the Merger Agreement (the “Existing D&O Policies”); provided that the maximum aggregate annual premium for such “tail” insurance policies shall not exceed 250% of the aggregate annual premium payable by Loxo Oncology for coverage for its current fiscal year under the Existing D&O Policies.

The rights to advancement, exculpation and indemnification above will survive the consummation of the Merger, will be binding on all successors and assigns of the surviving corporation and Lilly, and are intended to benefit, and will be enforceable by, each Indemnified Party and his or her heirs or representatives.

Section 16 Matters

Prior to the Offer Acceptance Time, Loxo Oncology and the Board shall take all actions to the extent necessary or as may be reasonably requested by any party hereto in connection with the Merger Agreement to cause the Transactions and any and all dispositions or cancellations of equity securities of Loxo Oncology (including any deemed dispositions or cancellations and any derivative securities with respect to any equity securities of Loxo Oncology) held by each individual who is subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to Loxo Oncology, and who would otherwise be subject to Rule 16b-3 under the Exchange Act, to be exempt under Rule 16b-3 under the Exchange Act.

Item 4. The Solicitation or Recommendation

Recommendation of the Board

After careful consideration, including a thorough review of the terms and conditions of the Offer in consultation with Loxo Oncology management and its legal and financial advisors, on January 5, 2019, the Board, among other things, unanimously (1) determined that the Offer, the Merger and the other Transactions are advisable, fair to and in the best interests of Loxo Oncology and its stockholders; (2) duly authorized and approved the execution, delivery and performance by Loxo Oncology of the Merger Agreement and the consummation by Loxo Oncology of the Transactions; (3) declared the Merger Agreement and the Transactions advisable; (4) recommended that Loxo Oncology stockholders tender their Shares in the Offer; and (5) resolved that the Merger shall be governed by and effected under Section 251(h) of the DGCL.

For the reasons described below, the Board unanimously recommends that Loxo Oncology’s stockholders accept the Offer and tender their Shares to Purchaser in the Offer.

In reaching the conclusions and in making the recommendation described above, the Board took into account a number of reasons, described under the section entitled “—Background of the Merger Agreement; Reasons for the Recommendation—Reasons for the Recommendation of the Loxo Oncology Board.”

A copy of the joint press release issued by Lilly and Loxo Oncology, dated January 7, 2019, announcing the execution of the Merger Agreement is filed as Exhibit (a)(1)(F) and is incorporated herein by reference.

Background of the Merger Agreement; Reasons for Recommendation

Background of the Merger Agreement

Loxo Oncology has from time to time met with other biotechnology and pharmaceutical companies regarding potential partnerships, collaborations and other strategic transactions. In April 2018, Loxo Oncology announced that interim clinical data from the Phase 1 clinical trial for LOXO-292, which Loxo Oncology believes is its single largest element of value, would be presented in June 2018. Following that announcement, Loxo Oncology contacted more than fifteen biotechnology and pharmaceutical companies to arrange potential meetings to discuss the possibility of a licensing transaction for LOXO-292, either for territories outside of the United States or globally. In June 2018, Loxo Oncology announced that it had obtained positive interim data from this trial and subsequently had licensing discussions with more than five parties. Discussions regarding significant potential licensing transactions continued through December 2018 with four of these parties, but the terms that were proposed, including for global licensing partnerships, remained unattractive to the Loxo Oncology.

From time to time beginning in December 2017, Joshua Bilenker, M.D., Loxo Oncology’s Chief Executive Officer, and Jacob Van Naarden, Loxo Oncology’s Chief Operating Officer, met with representatives of Goldman Sachs & Co. LLC (“Goldman Sachs”), and discussed Loxo Oncology’s business, upcoming milestones and potential future strategic paths.

On April 16, 2018, Dr. Bilenker met with Dr. Levi Garraway, Lilly’s Senior Vice President—Oncology R&D, at the 2018 AACR Annual Meeting in Chicago, where Dr. Bilenker provided Dr. Garraway with an update on Loxo Oncology and Dr. Garraway provided Dr. Bilenker with an update on Lilly’s oncology business.

On June 13, 2018, the Board held a regularly scheduled meeting, at which members of senior management and representatives of Goldman Sachs and Fenwick & West LLP (“Fenwick & West”), Loxo Oncology’s outside legal advisor, were present. At the meeting, the Board and senior management discussed Loxo Oncology’s long-term prospects and a long-term financial forecast and related assumptions prepared by Loxo Oncology’s management, and the representatives of Goldman Sachs discussed with the Board a preliminary financial analysis of Loxo Oncology and the strategic landscape in biotechnology and pharmaceuticals. From June through December 2018, Loxo Oncology management continued to refine its long-term financial projections, in light of progress and change in Loxo Oncology’s business as well as external factors.

On December 10, 2018, Dr. Garraway contacted Dr. Bilenker to arrange a meeting in Stamford, Connecticut to discuss Loxo Oncology, its research and development strategy and objectives as a company.

From December 12 to December 13, 2018, the Board held a regularly scheduled meeting at which members of senior management and representatives of Fenwick & West were present. At the meeting, Loxo Oncology’s management presented updated long-term financial forecast in connection with a review of financing alternatives, and the Board discussed the forecast and the underlying assumptions.

On December 20, 2018, officers of Lilly, including Darren Carroll, its head of business development, Dr. Garraway and Lilly’s Chief Financial Officer, its Chief Scientific Officer and its President – Lilly Oncology met with Dr. Bilenker and Mr. Van Naarden at Loxo Oncology’s Stamford, Connecticut offices at which they indicated that Lilly was interested in acquiring all of the outstanding stock of Loxo Oncology for $230.00 in cash per Share. The representatives of Lilly stated Lilly’s interest in announcing the acquisition at the J.P. Morgan Healthcare Conference in January 2019, and its desire to complete due diligence and negotiate definitive agreements in order to meet that timeframe.

Later that day, Lilly submitted a letter to Loxo Oncology expressing its interest in acquiring all of the issued and outstanding equity of Loxo Oncology at a price of $230.00 in cash per Share (the “December 20 Proposal”). The December 20 Proposal indicated that Lilly would fund the transaction entirely from existing cash resources and available external financing and that consummation of a transaction would not be contingent on financing.    The December 20 Proposal stated Lilly’s commitment to a two-week process for due diligence in parallel with merger agreement negotiations. The December 20 Proposal represented a 73.6% premium to Loxo Oncology’s closing share price on December 20, 2018.

Following receipt of the December 20 Proposal, Dr. Bilenker and Mr. Van Naarden contacted representatives of Fenwick & West and Goldman Sachs to discuss the December 20 Proposal and the appropriate process for Board review of the proposal.

Later on December 20, 2018, the Board held a meeting, at which members of senior management and representatives of Goldman Sachs and Fenwick & West were present, to discuss the December 20 Proposal. At this meeting, the Board discussed the engagement of Goldman Sachs as Loxo Oncology’s financial advisor with respect to a change of control transaction. The representatives of Fenwick & West reviewed with the Board its fiduciary duties in considering an acquisition proposal. The Board members all confirmed that they did not have any conflicts of interest relating to a transaction with Lilly. The representatives of Goldman Sachs then discussed with the Board preliminary perspectives on the December 20 Proposal. The Board discussed Loxo Oncology’s response to the December 20 Proposal, and instructed Dr. Bilenker and the representatives of Goldman Sachs to inform Lilly that its proposal was not adequate but that Loxo Oncology would be willing to provide limited due diligence information to help inform Lilly in order that it could consider increasing its proposed acquisition price. The Board instructed management to review and, if needed, update Loxo Oncology’s long-term financial projections for review by the Board. The Board then discussed the potential risks and benefits of contacting third parties regarding making an acquisition proposal to Loxo Oncology, and determined that it would not do so at this time, and that the Board would revisit that question once Lilly had conducted initial due diligence and confirmed or increased its proposal.

On December 21, 2018, Dr. Bilenker, as directed by the Board, spoke with Mr. Carroll and informed him that the Board had determined that the acquisition price proposed in the December 20 Proposal was not adequate but that Loxo Oncology would be willing to provide limited due diligence information to help inform Lilly in order that it could consider increasing its proposed acquisition price.

Subsequently on December 21, 2018, Loxo Oncology provided Lilly with a proposed form of the Non-Disclosure Agreement, and following negotiation of its terms, on December 22, 2018, Loxo Oncology and Lilly entered into the Non-Disclosure Agreement. The Non-Disclosure Agreement included a customary standstill restriction on

Lilly that would expire upon the occurrence of specified events, including Loxo Oncology’s entry into an agreement providing for an acquisition of Loxo Oncology, the commencement of a tender offer for 50% or more of Loxo Oncology’s equity securities that the Board does not reject within 10 days of receipt, or Loxo Oncology’s public announcement that it had authorized a process for the solicitation of third party acquisition offers.

On December 23, 2018, Loxo Oncology provided representatives of Lilly and its financial advisor, Deutsche Bank (“Deutsche Bank”), and its counsel Weil, Gotshal & Manges LLP (“Weil”) with access to an online data room containing certain due diligence materials, including clinical and regulatory information, product commercialization plans and certain material agreements. From December 23 through December 30, 2018, representatives of Lilly, Deutsche Bank and Weil reviewed the information provided in the online data room, and held discussions with Loxo Oncology’s senior management and representatives of Goldman Sachs and Fenwick & West in connection with their due diligence review of Loxo Oncology.

Also on December 23, 2018, Goldman delivered a letter to Loxo Oncology and Fenwick & West, regarding certain relationships of Goldman Sachs, including certain fees received from Lilly and/or its affiliates.

Later on December 23, 2018, the Board held a meeting, with members of senior management and representatives of Fenwick & West present. At the meeting, Dr. Bilenker updated the Board regarding the status of discussions with Lilly. The Board then discussed Loxo Oncology management’s long-term forecast for Loxo Oncology. Following discussion, the Board provided feedback to Loxo Oncology’s senior management, and directed management to reflect that feedback in a revised forecast and then to provide the revised forecast (defined as the “Projections” in “—Certain Unaudited Prospective Financial Information of Loxo Oncology”) to Goldman Sachs for its use in its financial analysis. Following this meeting, Loxo Oncology’s management provided representatives of Goldman Sachs with the Projections and related estimates reflecting such feedback.

On December 24, 2018, the Board held a meeting at which members of senior management and representatives of Goldman Sachs and Fenwick & West were present. At the meeting, Dr. Bilenker updated the Board regarding the status of discussions with Lilly. The representatives of Fenwick & West reviewed the fiduciary duties of the Board in considering an acquisition proposal. At the request of the Board, representatives of Goldman Sachs provided an update on capital markets (including for biopharmaceutical companies), and reviewed a preliminary financial analysis of the December 20 Proposal with the Board. During this presentation, the Board and representatives of Goldman Sachs discussed the Projections. The Board discussed with representatives of Goldman Sachs and Fenwick & West potential approaches to take to seek increased value from Lilly, whether Loxo Oncology should contact other parties to ascertain their potential interest in making a proposal to acquire Loxo Oncology, and the potential parties that could be contacted if the Board determined to do so.

Subsequently on December 24, 2018, Dr. Bilenker spoke with Mr. Carroll regarding Loxo Oncology’s product pipeline, the due diligence process and Loxo Oncology’s need for an increase in Lilly’s proposed acquisition price, and at the direction of the Board, representatives of Goldman Sachs spoke with representatives of Deutsche Bank and Mr. Carroll regarding the need for an increase in Lilly’s proposed acquisition price as well as the process for due diligence.

On each of December 26, December 28 and December 29, 2018, Dr. Bilenker, Mr. Van Naarden and other members of Loxo Oncology’s management team spoke with representatives of Lilly to answer further due diligence questions.

On December 27, 2018, Dr. Bilenker spoke with David Ricks, Lilly’s Chairman and Chief Executive Officer, regarding the status of discussions between the two companies.

On December 28, 2018, representatives of Goldman Sachs and representatives of Deutsche Bank discussed the process and timing for Lilly to submit an updated acquisition proposal.

On December 30, 2018, Lilly submitted a letter to Loxo Oncology increasing its offer to $235.00 per Share in cash (the “December 30 Proposal”). The December 30 Proposal again indicated that Lilly would fund the transaction entirely from existing cash resources and available external financing and that consummation of a transaction would not be contingent on financing. The letter indicated that Lilly remained committed to a transaction that could be announced on January 7, 2019. The December 30 Proposal represented a 75% premium to Loxo Oncology’s closing share price on December 28, 2018. Shortly after transmitting Lilly’s letter, Mr. Ricks spoke with Dr. Bilenker, discussed some of Lilly’s key diligence findings and stated that Lilly was not prepared to further increase its offer above the $235.00 per share contained in the December 30 Proposal. On the same day, representatives of Deutsche Bank spoke with representatives of Goldman Sachs and indicated that $235.00 per Share represented Lilly’s “best and final” offer.

On December 30, 2018, the Board held a meeting, with members of senior management and representatives of Goldman Sachs and Fenwick & West present, at which the Board discussed the December 30 Proposal. The Board discussed the valuation represented by the December 30 Proposal, the stated positions of Mr. Ricks and representatives of Deutsche Bank, and the likelihood that Lilly would not further increase the Offer Price. The representatives of Goldman Sachs discussed the valuation proposed in the December 30 Proposal in the context of their preliminary financial analysis. The Board discussed whether Loxo Oncology could likely obtain greater value for stockholders than the revised Lilly proposal by contacting third parties to solicit proposals to acquire Loxo Oncology, and whether the potential benefits from such a process would be outweighed by the risks such a process might present to the proposed Lilly transaction and the significant premium it offered to Loxo Oncology’s stockholders. The Board discussed with representatives of Goldman Sachs potential third parties that might be contacted, and the Board discussed the meetings that Loxo Oncology had held earlier in 2018 with potential partners in the context of a potential licensing transaction for LOXO-292, which Loxo Oncology believes to be its most valuable asset, and the fact that no third parties had expressed an interest in a potential acquisition and that the few partnering proposals received for LOXO-292 brought significantly less value to Loxo Oncology than the December 30 Proposal. The Board also discussed their high degree of confidence in Lilly’s willingness and ability to complete a transaction, especially in light of Lilly’s significant interest in expanding its oncology business, its substantial cash balances and resources, its due diligence prior the December 30 Proposal, and its desire to expeditiously complete its diligence and execute a transaction. The Board also discussed the possibility of a leak, or delay, that might result from an outreach to third parties, and the resulting risk to Loxo Oncology’s business and to the Lilly transaction should Loxo Oncology’s potential sale, and potentially Lilly’s interest, become publicly known. The Board also discussed the fact that any merger agreement with Lilly would include customary provisions that would provide Loxo Oncology with the ability to negotiate with any third party that might make an unsolicited proposal to acquire Loxo Oncology if the Board determined that any such proposal was likely to lead to a superior transaction, and the ability for Loxo Oncology to terminate the merger agreement, pay a reasonable, non-preclusive termination fee to Lilly and enter into a definitive agreement with a third party in the event of a superior transaction. Following this discussion, and in light of the factors discussed and considered by the Board, the Board determined that the value to the Loxo Oncology’s stockholders would be maximized by avoiding the risks of outreach to third parties described above, securing the significant premium represented by the transaction with Lilly and retaining the ability to receive and accept a superior proposal should such a proposal be made. Accordingly, the Board determined not to contact third parties, and authorized Dr. Bilenker to inform Lilly that Loxo Oncology would proceed on the basis of the December 30 Proposal. In addition, at this meeting, the representatives of Fenwick & West discussed the proposed terms of a draft Merger Agreement to be provided to Lilly, and the Board provided feedback on those terms, including with respect to the fiduciary provisions, closing conditions including exceptions to the definition of “Company Material Adverse Effect”, antitrust-related considerations and other terms impacting certainty of closing, and the size of the termination fee to be paid in the event that, among other things, Loxo Oncology terminated the merger agreement to enter into a superior transaction, or the Board changed its recommendation of the Offer.

On December 30, 2018, following the Board meeting, Dr. Bilenker contacted Mr. Ricks and indicated that Loxo Oncology would proceed on the basis of the December 30 Proposal.

Subsequently on December 30, 2018, Fenwick & West provided representatives of Weil with a draft Merger Agreement. The draft provided for a transaction to be structured as a cash tender offer followed immediately by a merger, exceptions to the definition of “Company Material Adverse Effect” for, among other things, the results of clinical studies of Loxo Oncology or competitors, Loxo Oncology’s ability to provide diligence to and negotiate a merger agreement with a party making an unsolicited acquisition proposal that constitutes or could reasonably be expected to lead to a superior proposal, Loxo Oncology’s ability to accept a superior proposal after providing Lilly a right to match such proposal and pay a termination fee equal to 2.0% of the equity value of the transaction.

From December 30, 2018 through January 5, 2019, Loxo Oncology provided additional due diligence materials in the online data room, and representatives of Lilly, Deutsche Bank and Weil continued their due diligence review of Loxo Oncology, including review of the information provided in the online data room, discussions with Loxo Oncology’s management and representatives of Goldman Sachs and Fenwick & West and a site visit to one of Loxo Oncology’s suppliers.

On January 1, 2019, the Board held a meeting, with members of senior management and representatives of Goldman Sachs and Fenwick & West present, at which the members of senior management and representatives of Goldman Sachs and Fenwick & West provided an update to the Board, and discussed the status of discussions with Lilly and of Lilly’s due diligence and the expected process for completion of due diligence and Merger Agreement negotiations.

On January 2, 2019, Weil provided Fenwick & West with a revised draft of the Merger Agreement, which proposed a number of changes to the draft circulated by Fenwick & West including a termination fee equal to 4.25% of the equity value of the transaction. In addition, Weil provided a proposed form of the support agreement that Lilly requested be executed by Aisling Capital, the holder of approximately 6.6% of the outstanding Shares.

From January 2 through January 4, 2019, Fenwick & West and Weil negotiated the Merger Agreement and exchanged drafts of the Merger Agreement, focusing on the size of the termination fee, the representations and warranties, the definition of “Company Material Adverse Effect”, the provisions regarding regulatory approvals, the interim operating restrictions and the provisions relating to employees. On January 2, 2019, Fenwick & West provided Weil with a revised draft of the Merger Agreement and on January 3, 2019, Weil provided Fenwick & West with a further revised draft of the Merger Agreement. On January 4, 2019, Fenwick & West and Weil completed the negotiations on the Merger Agreement, other than with respect to the amount of the termination fee.

On January 3, 2019, Dr. Bilenker spoke with Mr. Ricks regarding the status of Lilly’s due diligence review.

On January 4, 2019, the Board held a meeting, with members of senior management and representatives of Goldman Sachs and Fenwick & West present, at which the members of senior management and representatives of Goldman Sachs and Fenwick & West provided an update to the Board regarding the merger agreement negotiations and the status of Lilly’s due diligence review. Representatives of Fenwick & West reviewed the terms of the Merger Agreement, including changes from the terms contained in Loxo Oncology’s original draft that had been previously reviewed with the Board, and the Board instructed the representatives of Fenwick & West to proceed to finalize the Merger Agreement, but to negotiate a termination fee that was lower than the amount proposed by Lilly. The representatives of Goldman Sachs then left the meeting and the Board discussed ratifying the engagement of Goldman Sachs as Loxo Oncology’s financial advisor, based on Goldman Sachs’ familiarity with Loxo Oncology and its industry and its experience with large strategic transactions in its industry. Mr. Van Naarden reviewed with the Board the terms of a proposed engagement letter with Goldman Sachs, and the Board authorized Loxo Oncology to execute and deliver an engagement letter with Goldman Sachs on the terms presented to the Board. On January 5, 2019, Loxo Oncology and Goldman Sachs entered into this engagement letter.

On January 4, 2019, representatives of Fenwick & West discussed the amount of the termination fee with representatives of Weil, and representatives of Goldman Sachs discussed the amount of the termination fee with representatives of Deutsche Bank.

Later on January 4, 2019, Mr. Carroll called Dr. Bilenker to inform him that the Lilly board of directors had met and approved the transaction, subject to completion of Lilly’s due diligence.

On January 5, 2019, Dr. Bilenker discussed the amount of the termination fee with Mr. Carroll, and Mr. Carroll stated that Lilly would agree to a termination fee of $265 million, representing 3.3% of the equity value of the proposed transaction.

Later on January 5, 2019, the Board held a meeting, with members of senior management and representatives of Goldman Sachs and Fenwick & West present. Representatives of Fenwick & West reviewed with the Board the resolution of the outstanding terms of the Merger Agreement, the form of which had been previously distributed to the members of the Board, including the proposed $265 million termination fee, and discussed the fiduciary duties of the Board in the negotiation and evaluation of the proposed transaction and the terms of the Merger Agreement. Representatives of Goldman Sachs reviewed with the Board disclosures of certain relationships of Goldman Sachs, including certain fees received from Lilly and/or its affiliates, as set forth in Goldman Sachs’ written opinion. Representatives of Goldman Sachs reviewed Goldman Sachs’ financial analysis of the Offer Price of $235.00 in cash per Share, and rendered to the Board Goldman Sachs’ oral opinion, which was subsequently confirmed in Goldman Sachs’ written opinion dated January 5, 2019 that, as of the date of Goldman Sachs’ written opinion, and based upon and subject to the factors and assumptions set forth in Goldman Sachs’ written opinion, the $235.00 in cash per Share to be paid to the holders (other than Lilly and its affiliates) of Shares pursuant to the Merger Agreement was fair from a financial point of view to such holders. For a detailed discussion of Goldman Sachs’ opinion, please see below in “—Opinion of Loxo Oncology’s Financial Advisor.” The written opinion rendered by Goldman Sachs to the Board is attached to this Schedule 14D-9 as Annex A. Following additional discussion and consideration of the Merger Agreement and the Offer, Merger and the other transactions contemplated by the Merger Agreement, the Board unanimously determined that the Offer, Merger and other transactions contemplated by the Merger Agreement were fair to and in the best interest of Loxo Oncology and its stockholders, approved the Merger Agreement and declared it advisable for Loxo Oncology to enter into the Merger Agreement and recommended that the stockholders of Loxo Oncology accept the Offer and tender their shares to Purchaser pursuant to the Offer.

Following the Board meeting on January 5, 2019, Loxo Oncology, Lilly and Purchaser executed the Merger Agreement, and Lilly, Purchaser and Aisling Capital executed the Tender and Support Agreement.

Before the opening of trading on the Nasdaq Stock Market on January 7, 2019, Loxo Oncology and Lilly issued a joint press release announcing the execution of the Merger Agreement.

On January 17, 2019, Purchaser commenced the Offer and Loxo Oncology filed this Schedule 14D-9.

Reasons for the Recommendation of the Loxo Oncology Board

In recommending that Loxo Oncology’s stockholders accept the Offer and tender their Shares to Purchaser pursuant to the Offer, the Board considered the terms of the Offer, the Merger and the other Transactions, consulted with Loxo Oncology management and its financial and legal advisors, and considered a number of factors, including the following (which are not necessarily presented in order of relative importance):

Financial Terms; Certainty of Value

The Offer Price to be paid by Lilly would provide the stockholders of Loxo Oncology with the opportunity to receive a significant premium over the market price of the Shares prior to the announcement of the transaction. The Board reviewed the current and historical market prices with respect to the Shares, including the fact that:

•

the Offer Price of $235.00 in cash to be received by Loxo Oncology’s stockholders provides immediate and certain value and liquidity and does not expose them to any future risks related to Loxo Oncology’s business or financial markets generally;

•

the Offer Price represents a significant premium over the current market price of the Shares. The Board reviewed the current and historical market prices with respect to the Shares, including the fact that the Offer Price represents:

•	a premium of approximately 68% to the closing price of Loxo Oncology’s common stock as of January 4, 2019, the last full trading day prior to the Board’s approval of the Merger Agreement

•	a premium of approximately 69% to the volume-weighted average closing price of Loxo Oncology’s common stock over the 30-trading-day period ending on January 4, 2019;

•	a premium of approximately 57% to the volume-weighted average closing price of Loxo Oncology’s common stock over the 90-trading-day period ending on January 4, 2019; and

•	a premium of approximately 24% to the highest closing price of Loxo Oncology’s common stock during the 52-week period ending on January 4, 2019;

•

the financial analyses presented to the Board by Goldman Sachs, as more fully described in the section entitled “—Opinion of Loxo Oncology’s Financial Advisor” below, and the Board’s assessment, taking into account such financial analyses, of Loxo Oncology’s value on a standalone basis relative to the $235.00 per Share Offer Price; and

•

the Board considered the oral opinion of Goldman Sachs, subsequently confirmed in Goldman Sachs’ written opinion dated as of January 5, 2019, to the effect that, as of the date of Goldman Sachs’ written opinion, and based upon and subject to the factors and assumptions set forth in Goldman Sachs’ written opinion, the $235.00 in cash per Share to be paid to the holders (other than Lilly and its affiliates) of Shares pursuant to the Merger Agreement was fair from a financial point of view to such holders, as more fully described below in the section “—Opinion of Loxo Oncology’s Financial Advisor,” beginning on page 29.

Prospects of Loxo Oncology

The Board considered Loxo Oncology’s current and historical business, financial condition, results of operations, competitive position, strategic alternatives and financial prospects, as well as Loxo Oncology’s long-term business plan and prospects if it were to remain an independent public company, including:

•	the prospective risks to Loxo Oncology as a independent public company, including:

•

Product Development and Regulatory Risks. The status and prospects for Loxo Oncology’s current investigational pipeline, including LOXO-292, LOXO-195 and LOXO-305, which are in clinical trials and have not yet been approved for marketing by the United States Food and Drug

Administration (the “FDA”). The Board considered the risks inherent in the research, development, regulatory review and potential future commercialization of these product candidates, including the risks related to the market acceptance in various markets around the world of Loxo Oncology’s product candidates, if approved, and other factors potentially impacting the revenues and profitability of biopharmaceutical products generally.

•

Product Launch and Commercialization Risks. The Board considered the significant risks and considerable uncertainties associated with the competitive and pricing dynamics that impact product candidate markets, the product launch and commercialization risks faced by Loxo Oncology as an emerging biopharmaceutical company with a limited commercial team and small employee base, as well as the current and projected future pricing and reimbursement environment for oncology products and the risks related to the market size and acceptance of Loxo Oncology’s approved candidate, Vitrakvi® as well as other drug candidates in Loxo Oncology’s pipeline. The Board also considered risks related to international commercialization for the entire pipeline and the fact that Vitrakvi® has not yet been approved for marketing by the European Medicines Agency (“EMA”).

•

Cost of and Need for Additional Capital. The Board considered Loxo Oncology’s financial position, anticipated operating expenses and the need for additional financing in order to continue operating its business and bring Loxo Oncology’s product candidates through clinical trials and commercialization. The Board considered the risk that equity or debt capital may not be available on acceptable terms, if at all, and the potential cost of capital, including the associated substantial dilution to existing Loxo Oncology stockholders.

•

Competitive Risks. The Board considered Loxo Oncology’s competitive position in the biopharmaceutical industry and competitive risks, including potential future competition from larger and better funded companies which might have competitive advantages from their broader commercial scope and economies of scale in pricing. The Board further considered Lilly’s global commercial capabilities as well as its extensive experience and resources in developing and commercializing biopharmaceutical product candidates in oncology.

•

the Board’s belief, after a comprehensive exploration of the above considerations, that the completion of the Offer and the consummation of the Transactions represent Loxo Oncology’s best reasonably available alternative for maximizing stockholder value.

Speed and Likelihood of Consummation

The Board considered the likelihood that the Transactions would be consummated in a timely manner, including the following:

•

the Transaction is structured as a two-step transaction under Section 251(h) of the DGCL, potentially enabling Loxo Oncology’s stockholders to receive the Offer Price pursuant to the Offer in a relatively short time frame, followed promptly by the Merger in which Loxo Oncology’s stockholders who do not tender in the Offer will receive the same price per share as is paid in the Offer, and that such relatively short timeframe would be expected to reduce the uncertainty and potential disruption to Loxo Oncology’s business pending the closing of the Merger; and

•

the likelihood that the Offer and the Merger would be consummated in a timely and orderly manner as a result of a number of factors, including (i) the significant premium over the market price of the Shares and certainty of value to Loxo Oncology stockholders offered by Lilly, (ii) the business reputation and significant financial resources of Lilly and willingness of Lilly to consummate the Offer, (iii) Lilly’s track record of completing acquisition transactions, (iv) the fact that the Offer is not subject to any financing condition, (v) the nature of the conditions to the Offer and Merger, including the definition of “Company Material Adverse Effect” in the Merger Agreement, provide a high degree of likelihood that the Offer and Merger will be consummated, and (vi) Loxo Oncology’s ability to specifically enforce Lilly’s obligations under the Merger Agreement, including Lilly’s obligations to consummate the Offer and Merger, and Loxo Oncology’s ability to seek damages upon any willful and material breach by Lilly or Purchaser of the Merger Agreement.

Strategic Alternatives

The Board considered current conditions and developments in the biopharmaceutical industry, Loxo Oncology’s competitive position in the industry and strategic alternatives available to Loxo Oncology, including:

•	the alternative of remaining an independent company; and

•

the possibility of other parties making an offer to acquire Loxo Oncology, including the range of potential benefits to stockholders of Loxo Oncology of such alternatives and the timing and likelihood of achieving the goals of such alternatives, and the terms of the Merger Agreement allowing Loxo Oncology to terminate the Merger Agreement to enter into an alternative transaction as described below.

Merger Agreement Terms

The Board considered the terms in the Merger Agreement, including:

•

the fact that although Loxo Oncology is prohibited from soliciting any acquisition proposal, the Merger Agreement permits the Board, subject to compliance with certain procedural requirements (including that the Board determine in good faith, after consultation with its financial advisor and outside legal counsel, that an unsolicited acquisition proposal constitutes, or could reasonably be expected to lead to, a “superior proposal”), (i) to furnish information with respect to Loxo Oncology to a person making such unsolicited acquisition proposal and (ii) to participate in discussions or negotiations with the person making such unsolicited acquisition proposal;

•

Loxo Oncology’s ability to terminate the Merger Agreement in order to enter into an alternative transaction that the Board determines to be a “superior proposal,” subject to certain conditions set forth in the Merger Agreement (including Lilly’s right to have an opportunity to revise the terms of the Merger Agreement) and Loxo Oncology’s obligation to pay the termination fee of $265 million;

•

the right of the Board, under certain circumstances specified in the Merger Agreement, to withdraw, qualify or modify its recommendation that Loxo Oncology stockholders accept the Offer and tender their shares to Purchaser in the event that an “intervening event” with respect to Loxo Oncology occurs, subject to certain conditions set forth in the Merger Agreement (including Lilly’s right to make, and to meet with Loxo Oncology to negotiate, adjustments to the Merger Agreement that would obviate the need for the Board to withdraw or change its recommendation) and Loxo Oncology’s obligation to pay the termination fee of $265 million in the event that Lilly were to terminate the Merger Agreement following such withdrawal, qualification or modification;

•

the Board’s belief, after discussion with its advisors, that the termination fee of $265 million is comparable to termination fees in transactions of a similar size, was reasonable in light of the negotiation process that led to the execution of the Merger Agreement, as well as of the terms of the Merger Agreement itself, and was necessary to induce Lilly to enter into the Merger Agreement. The Board believed that the termination fee would not likely deter or preclude another party with a strategic interest in Loxo Oncology and financial resources sufficient to consummate an alternative acquisition transaction with Loxo Oncology, were one to exist, from making a competing proposal for Loxo Oncology and would likely only be required to be paid in the event that the Board entered into a transaction more financially favorable to the Loxo Oncology stockholders than the Offer; and

•

the Board considered that the Offer is subject to a waiting period and appropriate regulatory clearance, and that Lilly is obligated, subject to certain limitations, to use reasonable best efforts to obtain necessary regulatory approvals.

General Matters

The Board considered a number of other factors related to the Transactions, including:

•

the availability of statutory appraisal rights under the DGCL for the holders of Shares who do not tender their Shares in the Offer and who otherwise comply with the required procedures under the DGCL;

•

the fact that resolutions approving the Merger Agreement were unanimously approved by the Board, which is comprised of a majority of independent directors who are neither affiliated with Lilly nor employees of Loxo Oncology, and which retained and received advice from Fenwick & West and Goldman Sachs in evaluating, negotiating and recommending the terms of the Merger Agreement;

•	the interest of Loxo Oncology’s executive officers and directors in the Transactions that may be different from, or additive to, those of Loxo Oncology’s stockholders generally;

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the fact that Aisling Capital, who held approximately 6.6% of the outstanding Shares as of January 5, 2019, supports the transaction with Lilly and agreed to enter into the Offer and Tender and Support Agreement after arms-length negotiation; and

•

the requirement that the Transactions will only occur if the holders of a majority of Loxo Oncology’s Shares tender their Shares in the Offer, providing Loxo Oncology’s stockholders with the ability to approve or disapprove of the Transactions.

The Board also considered a number of uncertainties, risks and potentially negative factors in its deliberations concerning the Merger and the other Transactions, including the following (not necessarily in order of relative importance):

•

the fact that the Offer Price, while providing relative certainty of value, would not allow Loxo Oncology’s stockholders to participate in the possible growth and profits of Loxo Oncology following the completion of the Transactions, including revenues from sales of Vitrakvi® and positive outcomes in the clinical trials and FDA approval process for Loxo Oncology product development candidates, which could result if Loxo Oncology had remained independent, in future prices for the Shares in excess of the Offer Price;

•

the non-solicitation provisions of the Merger Agreement that restrict Loxo Oncology’s ability to solicit or, subject to certain exceptions, engage in discussions or negotiations with third parties regarding a proposal to acquire Loxo Oncology, and the fact that, upon termination of the Merger Agreement under certain specified circumstances, Loxo Oncology will be required to pay a termination fee of $265 million, which could have the effect of discouraging alternative proposals for a business combination with Loxo Oncology or adversely affect the valuation that might be proposed by a third party;

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the costs involved in connection with entering into and completing the Transactions and related actions, the time and effort of Loxo Oncology’s management and certain other employees required to complete the Transactions and the related actions, and the related disruptions or potential disruptions to Loxo Oncology’s business operations and future prospects, including its relationships with its employees, suppliers and partners and others that do business or may do business in the future with Loxo Oncology;

•

the terms of the Merger Agreement, including the operational restrictions imposed on Loxo Oncology between signing and closing (which may delay or prevent Loxo Oncology from undertaking business opportunities that may arise pending the completion of the Transactions or any other action Loxo Oncology would otherwise take with respect to the operations of Loxo Oncology absent the pending Merger);

•	the potential stockholder and other lawsuits that may be filed in connection with the Merger Agreement and the contemplated Transactions;

•

the need to make antitrust filings, and obtain antitrust clearance, in the United States, and the fact that the Merger Agreement provides that neither Lilly nor Purchaser will be required to effect any sale, license, divestiture or disposition of, or take certain other actions with respect to, their own assets, business or intellectual property, or to the assets, business or intellectual property of Loxo Oncology to the extent such action would, individually or in the aggregate, reasonably be expected to be materially detrimental to the benefits to be derived by Lilly and its affiliates as a result of the Transactions;

•	the fact that all conditions to the parties’ obligations to complete the Offer or the Merger must be satisfied or waived;

•	the fact that the consideration paid in the Transactions would be taxable to Loxo Oncology’s stockholders that are U.S. holders for U.S. federal income tax purposes; and

•	the risk that the proposed Transactions might not be completed and the effect of a resulting public announcement of the termination of the Merger Agreement on:

•

the market price of Loxo Oncology’s common stock, which could be adversely affected by many factors, including (1) the reason the Merger Agreement was terminated and whether such termination results from factors adversely affecting Loxo Oncology, (2) the possibility that the marketplace would consider Loxo Oncology to be an unattractive acquisition candidate, and (3) the possible sale of Shares of Loxo Oncology’s common stock by short-term investors following the announcement of termination of the Merger Agreement;

•	Loxo Oncology’s operating results, particularly in light of the costs incurred in connection with the Transactions, including the potential requirement to pay a termination fee;

•	the ability to attract and retain key personnel and other employees; and

•	the relationships with Loxo Oncology’s employees, suppliers, partners and others that do business or may do business in the future with Loxo Oncology.

During its consideration of the Merger Agreement and the other Transactions, the Board also was aware of the fact that some of Loxo Oncology’s directors and executive officers have interests in the Merger that differ from or are additive to their interests as those of Loxo Oncology’s stockholders generally, which interests are described in the section entitled “Item 3. Past Contacts, Transactions, Negotiations and Agreements—Arrangements with Current Executive Officers and Directors of Loxo Oncology.”

The foregoing discussion is not meant to be exhaustive, but summarizes the material factors considered by the Board in its consideration of the Merger Agreement, the Offer, the Merger and the other Transactions. After considering these and other factors, the Board concluded that the potential benefits of the Merger Agreement, the Offer, the Merger and the other Transactions outweighed the uncertainties and risks. In view of the variety of factors considered by the Board and the complexity of these factors, the Board did not find it practicable to, and did not, quantify or otherwise assign relative weights to the foregoing factors in reaching its determination and recommendations. Moreover, each member of the Board applied his or her own personal business judgment to the process and may have assigned different weights to different factors. The Board unanimously adopted and approved the Merger Agreement, the Offer, the Merger and the other Transactions, and recommended that Loxo Oncology’s stockholders tender their Shares in the Offer.

Executive Officer and Director Arrangements Following the Merger

As of the date of the Merger Agreement and as of the date of this Schedule 14D-9, none of Loxo Oncology’s current directors or executive officers have entered into, or committed to enter into, any arrangements or other understandings with Lilly, Purchaser or their respective affiliates regarding continued service with the Surviving Corporation or any of its subsidiaries from and after the Effective Time. It is possible that Lilly, Purchaser or their respective affiliates may enter into employment or other arrangements with Loxo Oncology’s management in the future.

Opinion of Loxo Oncology’s Financial Advisor

At a meeting of the Board held on January 5, 2019, Goldman Sachs rendered to the Board its oral opinion, subsequently confirmed in its written opinion dated January 5, 2019, to the effect that, as of the date of Goldman Sachs’ written opinion and based upon and subject to the factors and assumptions set forth in Goldman Sachs’ written opinion, the $235.00 in cash per Share to be paid to the holders (other than Lilly and its affiliates) of Shares pursuant to the Merger Agreement was fair from a financial point of view to such holders.

The full text of the written opinion of Goldman Sachs, dated January 5, 2019, which sets forth the assumptions made, procedures followed, matters considered, qualifications and limitations on the review undertaken in connection with the opinion, is attached to this Schedule 14D-9 as Annex A. The summary of Goldman Sachs’ opinion contained in this Schedule 14D-9 is qualified in its entirety by reference to the full text of Goldman Sachs’ written opinion. Goldman Sachs’ advisory services and opinion were provided for the information and assistance of the Board in connection with its consideration of the proposed transaction and the opinion does not constitute a recommendation as to whether or not any holder of Shares should tender such shares in connection with the Offer or how any holder of Shares should vote with respect to the Merger or any other matter.

In connection with rendering the opinion described above and performing its related financial analyses, Goldman Sachs reviewed, among other things:

•	the Merger Agreement;

•

annual reports to stockholders and Annual Reports on Form 10-K of Loxo Oncology for the four fiscal years ended December 31, 2017, and Loxo Oncology’s Registration Statement on Form S-1 (File No: 333-197123), including the prospectus related thereto, dated July 31, 2014;

•	certain interim reports to stockholders and Quarterly Reports on Form 10-Q of Loxo Oncology;

•	certain other communications from Loxo Oncology to its stockholders;

•	certain publicly available research analyst reports for Loxo Oncology; and

•

certain internal financial analyses and Projections for Loxo Oncology, including with respect to its products and estimates related thereto prepared by its management, as approved for Goldman Sachs’ use by Loxo Oncology (referred to as the “Forecasts” and for more information, see the section entitled “—Certain Unaudited Prospective Financial Information of Loxo Oncology,” beginning on page 35).

Goldman Sachs also held discussions with members of the senior management of Loxo Oncology regarding their assessment of the past and current business operations, financial condition and future prospects of Loxo Oncology; reviewed the reported price and trading activity for Loxo Oncology shares; compared certain financial and stock market information for Loxo Oncology with similar information for certain other companies the securities of which are publicly traded; reviewed the financial terms of certain recent business combinations in the biopharmaceuticals industry and in other industries; and performed such other studies and analyses, and considered such other factors, as Goldman Sachs deemed appropriate.

For purposes of rendering its opinion, Goldman Sachs, with the consent of the Board, relied upon and assumed the accuracy and completeness of all of the financial, legal, regulatory, tax, accounting and other information provided to, discussed with or reviewed by, Goldman Sachs, without assuming any responsibility for independent verification thereof. In that regard, Goldman Sachs assumed with the consent of the Board that the Forecasts were reasonably prepared on a basis reflecting the best then available estimates and judgments of the management of Loxo Oncology. Goldman Sachs did not make an independent evaluation or appraisal of the assets and liabilities (including any contingent, derivative or other off-balance-sheet assets and liabilities) of Loxo Oncology or any of its subsidiaries and Goldman Sachs was not furnished with any such evaluation or appraisal. Goldman Sachs assumed that all governmental, regulatory or other consents and approvals necessary for the consummation of the proposed transaction would be obtained without any adverse effect on the expected benefits of the proposed transaction in any way meaningful to Goldman Sachs’ analysis. Goldman Sachs assumed that the proposed transaction would be consummated on the terms set forth in the Merger Agreement, without the waiver or modification of any term or condition the effect of which would be in any way meaningful to its analysis.

Goldman Sachs’ opinion did not address the underlying business decision of Loxo Oncology to engage in the proposed transaction, or the relative merits of the proposed transaction as compared to any strategic alternatives that may be available to Loxo Oncology; nor did it address any legal, regulatory, tax or accounting matters. Goldman Sachs was not requested to solicit, and did not solicit, interest from other parties with respect to an acquisition of, or other business combination with, Loxo Oncology or any other alternative transaction. Goldman Sachs’ opinion addressed only the fairness from a financial point of view to the holders (other than Lilly and its affiliates) of Shares, as of the date of the opinion, of the $235.00 in cash per Share to be paid to such holders pursuant to the Merger Agreement. Goldman Sachs did not express any view on, and its opinion does not address, any other term or aspect of the Merger Agreement or proposed transaction or any term or aspect of any other agreement or instrument contemplated by the Merger Agreement or entered into or amended in connection with the proposed transaction, including the fairness of the proposed transaction to, or any consideration received in connection therewith by, the holders of any other class of securities, creditors, or other constituencies of Loxo Oncology; nor as to the fairness of the amount or nature of any compensation to be paid or payable to any of the officers, directors or employees of Loxo Oncology, or class of such persons, in connection with the proposed transaction, whether relative to the $235.00 in cash per Share to be paid to the holders (other than Lilly and its affiliates) of Shares pursuant to the Merger Agreement or otherwise. Goldman Sachs did not express any opinion as to the impact of the proposed transaction on the solvency or viability of Loxo Oncology or Lilly or the ability of Loxo Oncology or Lilly to pay their respective obligations when they come due. Goldman Sachs’ opinion was necessarily based on economic, monetary, market and other conditions as in effect on, and the information made available to Goldman Sachs as of, the date of the opinion and Goldman Sachs assumed no responsibility for updating, revising or reaffirming its opinion based on circumstances, developments or events occurring after the date of the opinion. Goldman Sachs’ advisory services and its opinion were provided for the information and assistance of the Board in connection with its consideration of the proposed transaction and the opinion does not constitute a recommendation as to whether or not any holder of Shares should tender such shares in connection with the Offer or how any holder of Shares should vote with respect to the Merger or any other matter. Goldman Sachs’ opinion was approved by a fairness committee of Goldman Sachs.

Summary of Financial Analyses.

The following is a summary of the material financial analyses presented by Goldman Sachs to the Board in connection with rendering the opinion described above. The following summary, however, does not purport to be a complete description of the financial analyses performed by Goldman Sachs, nor does the order of analyses described represent relative importance or weight given to those analyses by Goldman Sachs. Some of the summaries of the financial analyses include information presented in tabular format. The tables must be read together with the full text of each summary and are alone not a complete description of Goldman Sachs’ financial analyses. Except as otherwise noted, the following quantitative information, to the extent that it is based on market data, is based on market data as it existed on or before January 4, 2019, the last completed trading day before the public announcement of the Merger, and is not necessarily indicative of current market conditions.

Implied Premia Analysis

Goldman Sachs calculated the premium represented by the $235.00 in cash per Share to be paid to the holders of Shares pursuant to the Merger Agreement relative to:

•	$139.87, the closing price per Share as of January 4, 2019, the last completed trading day prior to the public announcement of the Merger (referred to as “January 4, 2019 Closing Price”);

•	$139.11, the volume weighted average price (referred to as “VWAP”) of Loxo Oncology shares over the 30-trading-day period ended January 4, 2019 (referred to as “30-day VWAP”);

•	$149.66, the VWAP of Loxo Oncology shares over the 90-trading-day period ended January 4, 2019 (referred to as “90-day VWAP”);

•	$189.96, the highest closing trading price of Loxo Oncology shares over the 52-week period ended January 4, 2019 (referred to as “52-week high (closing)”);

•	$208.95, the highest intra-day trading price of Loxo Oncology shares over the 52-week period ended January 4, 2019 (referred to as “52-week high (intra-day)”);

•	$84.88, the closing price per Share as of January 4, 2018 (referred to as “One-year prior closing price”); and

•	$202.00, the median analyst price target per Share as of January 4, 2019.

The results of these calculations are as follows:

Reference Price Per Share	Implied Premium Represented by the $235.00 Per Share
January 4, 2019 Closing Price of $139.87	68%
30-day VWAP of $139.11	69%
90-day VWAP of $149.66	57%
52-week high (closing) of $189.96	24%
52-week high (intra-day) of $208.95	12%
One-year prior closing price of $84.88	177%
Median I/B/E/S analyst price target of $202.00	16%

Illustrative Sum-of-the-Parts Discounted Cash Flow Analysis

Using the Forecasts, Goldman Sachs performed an illustrative sum-of-the-parts discounted cash flow, or “DCF,” analysis to derive a range of stand-alone illustrative present values per Share.

In connection with this analysis, Goldman Sachs performed separate DCF analyses with respect to each of the following product candidates of Loxo Oncology, as well as Loxo Oncology’s discovery platform, Loxo Oncology’s corporate costs, and the benefits of Loxo Oncology’s estimated future net operating losses (referred to as “NOLs”) as set forth below:

•	Vitrakvi® and LOXO-195 (subject to collaboration with Bayer Consumer Care AG);

•	LOXO-292; and

•	LOXO-305.

Using a mid-year convention and discount rates ranging from 10.0% to 11.0%, reflecting estimates of Loxo Oncology’s weighted average cost of capital, Goldman Sachs discounted to present value as of January 1, 2019, (i) Loxo Oncology management’s adjusted estimates of the unlevered free cash flows (defined as revenue, less cost of goods sold, less operating expenses (including stock based compensation expenses), less taxes (without taking into account the benefits estimated by Loxo Oncology management to be derived by Loxo Oncology from its utilization of Loxo Oncology’s estimated NOLs as reflected in the Forecasts), less capital expenditures, plus depreciation and amortization, less changes in net working capital) to be generated from each product candidate described above, in each case for the period from January 1, 2019 to the respective estimated patent expiry for such product candidate, risk-adjusted to reflect Loxo Oncology management’s estimate of the probability of success for each product candidate (referred to as “risk-adjusted estimates”), all as reflected in the Forecasts, (ii) Loxo Oncology management’s risk-adjusted estimates of the free cash flows to be generated from Loxo Oncology’s discovery platform for the period from January 1, 2028 to December 31, 2042, as reflected in the Forecasts, (iii) Loxo Oncology management’s estimates of corporate costs of Loxo Oncology as reflected in the Forecasts that had not been allocated to specific product candidates or Loxo Oncology’s discovery platform, including capital expenditures and related depreciation and amortization, and (iv) the benefits estimated by Loxo Oncology management to be derived by Loxo Oncology from its utilization of Loxo Oncology’s estimated NOLs as reflected in the Forecasts, to derive a range of illustrative equity values for each product candidate, for Loxo Oncology’s discovery platform, and for Loxo Oncology’s future NOLs, and a range of negative illustrative present values for Loxo Oncology’s corporate costs. The Forecasts assumed patent expiry for Vitrakvi® in 2031, for LOXO-195 in 2033, and for LOXO-292 and LOXO-305 in 2039, and, post patent expiry, cash flow decline of negative 50%, negative 75% and negative 95% in year 1, year 2 and thereafter, respectively, for each of these product candidates, and as such no terminal values for these products were assumed. The Forecasts assumed that all of Loxo Oncology’s estimated NOLs would be utilized prior to the end of 2042, and as such no terminal value for Loxo Oncology’s estimated NOLs was assumed. Goldman Sachs calculated a terminal value for Loxo Oncology’s discovery platform by applying a perpetuity growth rate of 4% to Loxo Oncology management’s risk-adjusted estimate of the terminal year unlevered free cash flow to be generated from Loxo Oncology’s discovery platform as reflected in the Forecasts. Goldman Sachs derived the discount rates referenced above by application of the capital asset pricing model (referred to as “CAPM”), which requires certain company-specific inputs, including the company’s target capital structure weightings, the cost of long-term debt, future applicable marginal cash tax rate and a beta for the company, as well as certain financial metrics for the United States financial markets generally. The perpetuity growth rate applied to Loxo Oncology’s discovery platform was estimated by Goldman Sachs utilizing its professional judgment and experience, taking into account the Forecasts and market expectations regarding long-term real growth of gross domestic product and inflation.

Goldman Sachs then derived a range of illustrative equity values for Loxo Oncology by adding (a) the ranges of illustrative equity values (and the range of negative illustrative present values) it derived as described above, and (b) the net cash of Loxo Oncology as of December 31, 2018 of $845 million, as provided by Loxo Oncology management, plus an additional $300 million of cash proceeds estimated by Loxo Oncology management to be received by Loxo Oncology from future equity issuances by Loxo Oncology (assumed by Loxo Oncology management to occur in 2019), as reflected in the Forecasts. Goldman Sachs then divided the range of illustrative equity values it derived for Loxo Oncology as described above by the sum of total number of fully diluted Shares outstanding as of January 4, 2019, calculated using treasury stock method and information provided by Loxo Oncology management, plus the total number of shares estimated by Loxo Oncology management to be issued in the anticipated equity issuances, to derive a range of illustrative present values per Share of $167.36 to $183.29.

Illustrative Discounted Cash Flow Analyses

Using the Forecasts, Goldman Sachs performed an illustrative DCF analysis of Loxo Oncology to derive a range of illustrative present values per Share, as of January 1, 2019.

Using mid-year convention and discount rates ranging from 10.0% to 11.0%, reflecting estimates of Loxo Oncology’s weighted average cost of capital, Goldman Sachs discounted to present value as of January 1, 2019 (i) Loxo Oncology management’s risk-adjusted estimates of the unlevered free cash flows (defined as revenue, less cost of goods sold, less operating expenses (including stock based compensation expenses), less taxes (without taking into account the benefits estimated by Loxo Oncology management to be derived by Loxo Oncology from its utilization of Loxo Oncology’s estimated NOLs as reflected in the Forecasts), less capital expenditures, plus depreciation and amortization, less changes in net working capital, as set forth in the table of unlevered free cash flow following the Projections under the caption “—Certain Unaudited Prospective Financial Information of Loxo Oncology”) to be generated by Loxo Oncology for the period from January 1,

2019 to December 31, 2028, as reflected in the Forecasts, and (ii) a range of illustrative terminal values for Loxo Oncology, calculated by applying perpetuity growth rates ranging from 3.5% to 4.5% to the Loxo Oncology management’s risk-adjusted estimate of the terminal year unlevered free cash flow of Loxo Oncology, as reflected in the Forecasts. Goldman Sachs derived the discount rates referenced above by application of the CAPM, as described above under “—Illustrative Sum-of-the-Parts Discounted Cash Flow Analysis”. The range of perpetuity growth rates was estimated by Goldman Sachs utilizing its professional judgment and experience, taking into account the Forecasts and market expectations regarding long-term real growth of gross domestic product and inflation.

Goldman Sachs then derived ranges of illustrative enterprise values for Loxo Oncology by adding the ranges of present values it derived as described above. Goldman Sachs then added to the range of illustrative enterprise values it derived for Loxo Oncology the net cash of Loxo Oncology as of December 31, 2018 of $845 million, plus an additional $300 million of cash proceeds estimated by Loxo Oncology management to be received by Loxo Oncology from future equity issuances by Loxo Oncology (anticipated by Loxo Oncology management to occur in 2019), as reflected in the Forecasts, to derive a range of illustrative equity values for Loxo Oncology. Goldman Sachs then divided the range of illustrative equity values it derived for Loxo Oncology by the sum of the total number of fully diluted Shares outstanding as of January 4, 2019, calculated using treasury stock method and information provided by Loxo Oncology management, plus the total number of shares estimated by Loxo Oncology management to be issued in the anticipated equity issuances, to derive a range of illustrative present values per Share of $159.51 to $222.13.

Premia Paid Analysis

Goldman Sachs analyzed the premia paid in certain acquisition transactions listed below announced since January 2015 with a transaction enterprise value ranging from $5 billion to $15 billion involving target companies in the biopharmaceutical industry. Using publicly available information, with respect to each of these transactions, Goldman Sachs calculated the implied premium of the price paid in the transactions to the last undisturbed closing share price of the target company prior to the announcement of the transaction and to the highest trading share price of the respective target company over the 52-week period relative to the date of the last undisturbed closing share price of the target company. The following table presents the results of this analysis:

			Premium to
Announce Date	Target	Acquiror	Un-disturbed	52-Week High
3-Dec-18	Tesaro, Inc.	GlaxoSmithKline plc	182.1%	(37.0)%
9-Apr-18	AveXis, Inc.	Novartis AG	88.0%	57.4%
22-Jan-18	Juno Therapeutics, Inc.	Celgene Corporation	91.0%	37.0%
22-Jan-18	Bioverativ Inc.	Sanofi	63.8%	61.3%
28-Aug-17	Kite Pharma, Inc.	Gilead Sciences, Inc.	29.0%	25.9%
9-Jan-17	ARIAD Pharmaceuticals, Inc.	Takeda Pharmaceutical Company Limited	74.7%	69.1%
22-Aug-16	Medivation, Inc.	Pfizer Inc.	56.6%	22.8%
16-May-16	Anacor Pharmaceuticals, Inc.	Pfizer Inc.	55.0%	(36.8)%
14-Jul-15	Receptos, Inc.	Celgene Corporation	44.6%	14.1%
6-May-15	Synageva Biopharma Corp.	Alexion Pharmaceuticals, Inc.	135.7%	83.9%
11-Jan-15	NPS Pharmaceuticals, Inc.	Shire plc	51.0%	15.9%

	75th Percentile		89.5%	59.4%
	Median		63.8%	25.9%
	25th Percentile		53.0%	15.0%

Although none of the selected transactions is directly comparable to the transaction contemplated by the Merger Agreement, the target companies in the selected transactions were companies with operations that, for the purposes of analysis, may be considered similar to certain of Loxo Oncology’s results and product candidate profile.

Based on its review of the foregoing data and its professional judgment and experience, Goldman Sachs applied an illustrative premia range of 50% - 85%, informed by the 25th and 75th percentiles of precedent transactions to the closing price per Share as of January 4, 2019 of $139.87. This analysis resulted in a range of implied values per Share of $209.81 to $258.76.

General

The preparation of a fairness opinion is a complex process and is not necessarily susceptible to partial analysis or summary description. Selecting portions of the analyses or of the summary set forth above, without considering the analyses as a whole, could create an incomplete view of the processes underlying Goldman Sachs’ opinion. In arriving at its fairness determination, Goldman Sachs considered the results of all of its analyses and did not attribute any particular weight to any factor or analysis considered by it. Rather, Goldman Sachs made its determination as to fairness on the basis of its experience and professional judgment after considering the results of all of its analyses. No company or transaction used in the above analyses as a comparison is directly comparable to Loxo Oncology or the proposed transaction.

Goldman Sachs prepared these analyses for purposes of providing its opinion to the Board as to the fairness from a financial point of view to the holders (other than Lilly and its affiliates) of Shares, as of the date of the opinion, of the $235.00 in cash per Share to be paid to such holders pursuant to the Merger Agreement. These analyses do not purport to be appraisals nor do they necessarily reflect the prices at which businesses or securities actually may be sold. Analyses based upon projections of future results are not necessarily indicative of actual future results, which may be significantly more or less favorable than suggested by these analyses. Because these analyses are inherently subject to uncertainty, being based upon numerous factors or events beyond the control of the parties or their respective advisors, none of Loxo Oncology, Lilly, Goldman Sachs or any other person assumes responsibility if future results are materially different from those forecast.

The consideration paid pursuant to the Merger Agreement was determined through arm’s-length negotiations between Loxo Oncology and Lilly and was approved by the Board. Goldman Sachs provided advice to Loxo Oncology during these negotiations. Goldman Sachs did not, however, recommend any specific amount of consideration to Loxo Oncology or its board of directors or that any specific amount of consideration constituted the only appropriate consideration for the proposed transaction.

As described above, Goldman Sachs’ opinion was one of many factors taken into consideration by the Board in making its determination to approve the proposed transaction. The foregoing summary does not purport to be a complete description of the analyses performed by Goldman Sachs in connection with the delivery of its fairness opinion to the Board and is qualified in its entirety by reference to the written opinion of Goldman Sachs attached as Annex A to this Schedule 14D-9.

Goldman Sachs and its affiliates are engaged in advisory, underwriting and financing, principal investing, sales and trading, research, investment management and other financial and non-financial activities and services for various persons and entities. Goldman Sachs and its affiliates and employees, and funds or other entities they manage or in which they invest or have other economic interests or with which they co-invest, may at any time purchase, sell, hold or vote long or short positions and investments in securities, derivatives, loans, commodities, currencies, credit default swaps and other financial instruments of Loxo Oncology, Lilly, any of their respective affiliates and third parties, or any currency or commodity that may be involved in the proposed transaction. Goldman Sachs acted as financial advisor to Loxo Oncology in connection with, and has participated in certain of the negotiations leading to, the proposed transaction. Goldman Sachs has provided, and currently provides, certain financial advisory and/or underwriting services to Lilly and/or its affiliates from time to time for which its

Investment Banking Division has received, and may receive, compensation, including having acted or acting as dealer on Lilly’s commercial paper program since September 2011; as a financial advisor to Lilly in connection with its acquisition of CoLucid Pharmaceuticals, Inc. in March 2017; as joint bookrunner in connection with a private placement by Elanco Animal Health Incorporated (“Elanco Animal Health”), a subsidiary of Lilly, of its 4.900% Senior Notes due 2028 (aggregate principal amount $750 million), 4.272% Senior Notes due 2023 (aggregate principal amount $750 million), and 3.912% Senior Notes due 2021 (aggregate principal amount $500 million), in August 2018; and as joint bookrunner in connection with an initial public offering of shares of Elanco Animal Health, in September 2018; and as financial advisor to Lilly in connection with the previously announced planned separation of Elanco Animal Health from Lilly. During the two year period ended January 5, 2019, Goldman Sachs has recognized compensation for financial advisory and/or underwriting services provided by its Investment Banking Division to Lilly and/or its affiliates of approximately $31.2 million. Goldman Sachs may also in the future provide financial advisory and/or underwriting services to Loxo Oncology, Lilly and their respective affiliates for which its Investment Banking Division may receive compensation.

The Board selected Goldman Sachs as its financial advisor because it is an internationally recognized investment banking firm that has substantial experience with large strategic transactions in Loxo Oncology’s industry and because of its familiarity with Loxo Oncology and its industry. Pursuant to an engagement letter, dated as of January 3, 2019 and executed by Loxo Oncology on January 5, 2019, between Loxo Oncology and Goldman Sachs, Loxo Oncology engaged Goldman Sachs to act as its financial advisor in connection with the proposed transaction. The engagement letter between Loxo Oncology and Goldman Sachs provides for an aggregate fee that is estimated, based on the information available as of the date of announcement, at approximately $48 million, $3 million which was paid upon announcement of the Offer, and the remainder of which is payable contingent upon consummation of the proposed transaction. In addition, Loxo Oncology agreed to reimburse Goldman Sachs for certain of its expenses, including reasonable attorneys’ fees and disbursements, and to indemnify Goldman Sachs and related persons against various liabilities, including certain liabilities under the federal securities laws.

Certain Unaudited Prospective Financial Information of Loxo Oncology

Loxo Oncology does not, as a matter of course, publicly disclose forecasts or projections as to future performance, earnings or other financial results due to the inherent unpredictability of projections and their underlying assumptions and estimates. However, in connection with its strategic planning process and its evaluation of the Transactions, senior management prepared certain non-public unaudited financial analyses and forecasts as a standalone company (the “Projections”), which were risk-adjusted to reflect Loxo Oncology’s management’s estimate of the probability of success for each product candidate. The financial projections and other prospective financial information described below were provided to the Board and to Goldman Sachs, but not to Lilly. Loxo Oncology has included the information set forth below solely to give Loxo Oncology’s stockholders access to certain financial projections that were made available to the Board at the time of the evaluation of the Offer, the Merger Agreement and the Transactions, and to Goldman Sachs in connection with the rendering of its fairness opinion to the Board as described above under the heading “—Opinion of Loxo Oncology’s Financial Advisor”, and is not being included in this Schedule 14D-9 to influence a Loxo Oncology stockholder’s decision whether to tender Shares in the Offer or for any other purpose.

The table below presents a summary of the Projections for fiscal years 2019 through 2033 as prepared by Loxo Oncology and reviewed by the Board. As more fully described below, the inclusion of this information in this document should not be regarded as an indication that Loxo Oncology or any of its affiliates, advisors or representatives considered or consider such information to be predictive of actual future events, and such information should not be relied upon as such.

Forecasting the future cash flows associated with the development and commercialization of products in research, pre-clinical and clinical stages is a highly speculative endeavor. Loxo Oncology’s management prepared the Projections and other information set forth below based on numerous subjective judgements, assumptions and estimates related to future results that are inherently uncertain, including assumptions and estimates relating to the likelihood of success in successive stages of clinical development and the probability and timing of regulatory approval and commercial launch of its product development candidates, market size, market share, competition, pricing, reimbursement, estimated costs and expenses, contractual relationships, effective tax rate and utilization of net operating losses and other relevant factors relating to Loxo Oncology’s long-term operating plan, as well as future economic, competitive and regulatory conditions and financial market conditions, all of which are difficult or impossible to predict and many of which are beyond Loxo Oncology’s control. In addition, these projections would be affected by Loxo Oncology’s ability to achieve strategic goals, objectives and targets over the applicable periods, including the ability to raise substantial amounts in financing transactions to fund the commercialization of Loxo Oncology’s products under development. These projections also reflect assumptions as to certain business decisions that are subject to change. As such, there can be no assurance that these projections will be realized or that actual results will not be significantly higher or lower than those forecasted. In addition, because the information set forth above covers multiple years, by their nature, it becomes subject to greater uncertainty with each successive year. The foregoing is a summary of certain key assumptions and estimates and does not purport to be a comprehensive overview of all assumptions and estimates reflected in the projections prepared by Loxo Oncology’s management.

A summary of the Projections (in millions) is set forth below:

Fiscal Year ($ in millions)	2019E	2020E	2021E	2022E	2023E	2024E	2025E	2026E	2027E	2028E	2029E	2030E	2031E	2032E	2033E
Total Net Revenue (1)	$88	$37	$135	$432	$705	$1,093	$1,404	$1,617	$1,733	$1,820	$1,900	$1,963	$2,050	$1,978	$1,931
Gross Profit (incl. royalties & milestones)	$62	$11	$89	$367	$589	$957	$1,200	$1,361	$1,511	$1,588	$1,658	$1,713	$1,789	$1,661	$1,701
Operating Income	$(307)	$(407)	$(367)	$(59)	$179	$552	$770	$893	$1,009	$1,060	$1,107	$1,145	$1,196	$1,105	$1,154
Net Income	$(311)	$(407)	$(367)	$(59)	$170	$524	$714	$661	$746	$784	$819	$847	$885	$817	$854

(1)

Risk adjusted, reflecting Loxo Oncology management’s estimate of the probability of success for each product candidate. Total net revenue includes net revenue under our global collaboration agreement for Vitrakvi® and LOXO-195 with Bayer Consumer Care AG, which is defined in the same manner as the revenue from collaboration agreement reported in Loxo Oncology’s annual report on Form 10-K for the year ended December 31, 2017 and subsequent quarterly reports on Form 10-Q, except that the Projections above exclude amortization of revenue from the $400 million upfront payment previously received by Loxo Oncology under this collaboration agreement.

In addition, at the direction of, and based upon guidance and information provided by, senior management, Goldman Sachs utilized the following Projections of unlevered free cash flow (in millions) determined as set forth below, and which reflected the same risk-adjusted methodology as is reflected in the table set forth above, which was approved by the Board for Goldman Sachs’ use in its financial analysis.

Fiscal Year ($ in millions)	2019E	2020E	2021E	2022E	2023E	2024E	2025E	2026E	2027E	2028E	2029E	2030E	2031E	2032E	2033E
Net Income	$(311)	$(407)	$(367)	$(59)	$170	$524	$714	$661	$746	$784	$819	$847	$885	$817	$854
Capital Expenditures	(1)	(1)	(3)	(8)	(15)	(23)	(29)	(33)	(36)	(38)	(39)	(41)	(42)	(40)	(39)
Depreciation & Amortization	1	1	3	8	14	22	29	33	35	37	38	40	41	40	39
Change in Net Working Capital	(0)	(0)	(3)	(5)	(7)	(8)	(6)	(4)	(2)	(2)	(2)	(1)	(2)	2	1
Unlevered Free Cash Flow	$(311)	$(407)	$(369)	$(64)	$162	$515	$707	$656	$743	$782	$817	$845	$882	$819	$854

Loxo Oncology’s management also provided the Board and Goldman Sachs with projections through 2042 for new product candidates that might be developed by Loxo Oncology using its discovery platform. These projections estimated that risk-adjusted estimated revenues from these potential new products would grow from $10 million in 2029 to $197 million in 2033 and $879 million in 2042, representing a compound annual growth rate of 16.3% from 2033 through 2042.

Neither Loxo Oncology nor any of its respective affiliates, advisors, officers, directors or representatives has made or makes any representation to any of Loxo Oncology’s stockholders or any other person regarding the ultimate performance of Loxo Oncology compared to the information set forth above, and Loxo Oncology’s future financial results may materially differ from those described above due to factors that are beyond management’s ability to control or predict. Loxo Oncology has made no representation to Lilly or Purchaser in the Merger Agreement or otherwise concerning the information set forth above, nor was such information provided to Lilly or Purchaser prior to entering into the Merger Agreement.

The information set forth above was prepared by senior management for internal use and was not prepared with a view toward public disclosure. Accordingly, it does not necessarily comply with published guidelines of the SEC, the guidelines established by the American Institute of Certified Public Accountants for the preparation and presentation of financial forecasts, or GAAP. Neither Loxo Oncology’s independent registered public accounting firm, nor any other independent accountants, have audited, reviewed, compiled or performed any procedures with respect to the information set forth above or expressed any opinion or any form of assurance related thereto. In addition, certain of the projected financial information set forth above, such as Unlevered Free Cash Flow, are non-GAAP financial measures. Non-GAAP financial measures should not be considered as an alternative to operating income or net income as measures of operating performance, or as an alternative to cash flows as a measure of liquidity. Non-GAAP financial measures should not be considered in isolation from, or as a substitute for, financial information presented in compliance with GAAP, and non-GAAP financial measures as used by Loxo Oncology may not be comparable to similarly titled amounts used by other companies. No reconciliation of non-GAAP measures in the information set forth above to GAAP measures was created or used in connection with the Transactions.

Important factors that may affect actual results and result in the Projections not being achieved include the future pricing and reimbursement environment for Loxo Oncology’s products; new competitors and technologies not currently foreseen; risks associated with product development; risks associated with clinical trials, including the enrollment of such trials; risks relating to actions of regulatory authorities; risks related to reliance on third parties for the conduct of clinical trials, and manufacture of product and product candidates; the outcome of any significant legal proceedings; risks associated with doing business in international and emerging markets; risks associated with current and potential future healthcare reforms; failure to identify and execute on business development and research and development opportunities; Loxo Oncology’s dependence on relationships with collaborators and other third parties for revenue and other aspects of its business; failure to comply with legal and regulatory requirements affecting Loxo Oncology’s business.

The information set forth above constitutes forward-looking statements, and are expressly qualified in their entirety by the risks and uncertainties identified above and the other risk factors and cautionary statements contained in Loxo Oncology’s Annual Report on Form 10-K for the fiscal year ended December 31, 2017, quarterly reports on Form 10-Q, including its Form 10-Q for the three months ended September 30, 2018, current reports on Form 8-K and subsequent reports. Please refer to the discussion entitled “Item 8. Additional Information—Forward Looking Statements.” In light of the foregoing factors and the uncertainties inherent in the information set forth above, Loxo Oncology’s stockholders and investors are cautioned not to place undue, if any, reliance on the information set forth above.

The information set forth above does not take into account any circumstances, transactions or events occurring after the dates on which it was prepared. Accordingly, actual results will differ, and may differ materially, from those contained in the information set forth above. There can be no assurance that the financial results in the information set forth above will be realized, or that future actual financial results will not materially vary from those in the information set forth above.

LOXO ONCOLOGY DOES NOT INTEND TO UPDATE OR OTHERWISE REVISE THE PROJECTIONS AND OTHER INFORMATION SET FORTH ABOVE TO REFLECT EVENTS OR CIRCUMSTANCES ARISING AFTER THE DATE WHEN MADE, EVEN IN THE EVENT THAT ANY OR ALL OF THE ASSUMPTIONS UNDERLYING SUCH PROJECTIONS ARE NO LONGER APPROPRIATE.

Intent to Tender

To the knowledge of Loxo Oncology, each executive officer and director of Loxo Oncology currently intends to tender all of his or her Shares in the Offer.

Item 5. Persons/Assets Retained, Employed, Compensated or Used

Pursuant to the terms of Goldman Sachs’ engagement, Loxo Oncology has agreed to pay Goldman Sachs a cash transaction fee (based on a percentage of the aggregate value of the Transactions) upon consummation of the Transactions, which cash transaction fee currently is estimated to be approximately $48 million. In connection with Goldman Sachs’ engagement, Loxo Oncology has previously paid Goldman Sachs a cash fee of $3 million that became payable upon execution of the Merger Agreement, which will be credited against the foregoing cash transaction fee. In addition, Loxo Oncology has agreed to reimburse Goldman Sachs for certain expenses and to indemnify Goldman Sachs against certain liabilities arising out of its engagement. See “Item 4. The Solicitation or Recommendation—Background of the Merger Agreement; Reasons for the Recommendation—Background of the Merger Agreement” and “—Opinion of Loxo Oncology’s Financial Advisor” for additional information related to Goldman Sachs’ retention as Loxo Oncology’s financial advisor, which is hereby incorporated by reference into this Item 5.

Neither Loxo Oncology nor any person acting on its behalf has or currently intends to employ, retain or compensate any person to make solicitations or recommendations to the stockholders of Loxo Oncology on its behalf with respect to the Transactions or related matters.

Item 6. Interest in Securities of the Subject Company

No transactions with respect to the Shares have been effected by Loxo Oncology or, to the knowledge of Loxo Oncology after making reasonable inquiry, by any of its executive officers, directors, affiliates or subsidiaries during the 60 days prior to the date of this Schedule 14D-9 except as follows:

Name of Person	Transaction Date	Number of Shares (1)	Price Per Share ($)(2)	Nature of Transaction
Joshua H. Bilenker, M.D.	11/26/2018	29,000	$1.184	Exercise of stock options
Joshua H. Bilenker, M.D.	11/26/2018	8,514	$3.648	Exercise of stock options were effected pursuant to a Rule 10b5-1 Plan adopted on June 7, 2018 (the “Bilenker Plan”)
Joshua H. Bilenker, M.D.	11/26/2018	1,486	$13.67	Exercise of stock options were effected pursuant to the Bilenker Plan
Joshua H. Bilenker, M.D.	11/26/2018	800	$150.99	These sales were effected pursuant to the Bilenker Plan
Joshua H. Bilenker, M.D.	11/26/2018	3,655	$152.04	Sales pursuant to the Bilenker Plan
Joshua H. Bilenker, M.D.	11/26/2018	1,995	$152.75	Sales pursuant to the Bilenker Plan
Joshua H. Bilenker, M.D.	11/26/2018	676	$154.07	Sales pursuant to the Bilenker Plan
Joshua H. Bilenker, M.D.	11/26/2018	2,210	$155.08	Sales pursuant to the Bilenker Plan
Joshua H. Bilenker, M.D.	11/26/2018	664	$156.20	Sales pursuant to the Bilenker Plan
Joshua H. Bilenker, M.D.	11/27/2018	10,000	$13.67	Exercise of stock options were effected pursuant to the Bilenker Plan
Joshua H. Bilenker, M.D.	11/27/2018	2,329	$137.92	Sales pursuant to the Bilenker Plan
Joshua H. Bilenker, M.D.	11/27/2018	2,638	$138.94	Sales pursuant to the Bilenker Plan
Joshua H. Bilenker, M.D.	11/27/2018	700	$140.14	Sales pursuant to the Bilenker Plan
Joshua H. Bilenker, M.D.	11/27/2018	690	$141.48	Sales pursuant to the Bilenker Plan
Joshua H. Bilenker, M.D.	11/27/2018	634	$142.45	Sales pursuant to the Bilenker Plan
Joshua H. Bilenker, M.D.	11/27/2018	859	$143.35	Sales pursuant to the Bilenker Plan
Joshua H. Bilenker, M.D.	11/27/2018	700	$144.61	Sales pursuant to the Bilenker Plan
Joshua H. Bilenker, M.D.	11/27/2018	600	$147.09	Sales pursuant to the Bilenker Plan

Name of Person	Transaction Date	Number of Shares (1)	Price Per Share ($)(2)	Nature of Transaction
Joshua H. Bilenker, M.D.	11/27/2018	250	$148.06	Sales pursuant to the Bilenker Plan
Joshua H. Bilenker, M.D.	11/27/2018	400	$149.25	Sales pursuant to the Bilenker Plan
Joshua H. Bilenker, M.D.	11/27/2018	200	$151.56	Sales pursuant to the Bilenker Plan
Joshua H. Bilenker, M.D.	12/10/2018	10,000	$13.67	Exercise of stock options were effected pursuant to the Bilenker Plan
Joshua H. Bilenker, M.D.	12/10/2018	969	$130.58	Sales pursuant to the Bilenker Plan
Joshua H. Bilenker, M.D.	12/10/2018	2,001	$132.09	Sales pursuant to the Bilenker Plan
Joshua H. Bilenker, M.D.	12/10/2018	2,104	$133.00	Sales pursuant to the Bilenker Plan
Joshua H. Bilenker, M.D.	12/10/2018	2,049	$134.31	Sales pursuant to the Bilenker Plan
Joshua H. Bilenker, M.D.	12/10/2018	2,377	$135.04	Sales pursuant to the Bilenker Plan
Joshua H. Bilenker, M.D.	12/10/2018	400	$136.48	Sales pursuant to the Bilenker Plan
Joshua H. Bilenker, M.D.	12/10/2018	100	$137.39	Sales pursuant to the Bilenker Plan
Joshua H. Bilenker, M.D.	12/11/2018	10,000	$13.67	Exercise of stock options were effected pursuant to the Bilenker Plan
Joshua H. Bilenker, M.D.	12/11/2018	647	$134.63	Sales pursuant to the Bilenker Plan
Joshua H. Bilenker, M.D.	12/11/2018	1,153	$135.76	Sales pursuant to the Bilenker Plan
Joshua H. Bilenker, M.D.	12/11/2018	3,393	$136.79	Sales pursuant to the Bilenker Plan
Joshua H. Bilenker, M.D.	12/11/2018	2,407	$137.63	Sales pursuant to the Bilenker Plan
Joshua H. Bilenker, M.D.	12/11/2018	1,100	$139.05	Sales pursuant to the Bilenker Plan
Joshua H. Bilenker, M.D.	12/11/2018	1,200	$140.15	Sales pursuant to the Bilenker Plan
Joshua H. Bilenker, M.D.	12/11/2018	100	$140.61	Sales pursuant to the Bilenker Plan
Jacob S. Van Naarden	11/26/2018	5,500	$3.648	Exercise of stock options were effected pursuant to a Rule 10b5-1 Plan adopted on June 8, 2018 (the “Van Naarden Plan”)
Jacob S. Van Naarden	11/26/2018	1,556	$151.71	These sales were effected pursuant to the Van Naarden Plan
Jacob S. Van Naarden	11/26/2018	1,644	$152.49	Sales pursuant to the Van Naarden Plan
Jacob S. Van Naarden	11/26/2018	1,500	$154.00	Sales pursuant to the Van Naarden Plan
Jacob S. Van Naarden	11/26/2018	600	$155.30	Sales pursuant to the Van Naarden Plan
Jacob S. Van Naarden	11/26/2018	200	$156.45	Sales pursuant to the Van Naarden Plan
Jacob S. Van Naarden	11/27/2018	2,443	$3.648	Exercise of stock options were effected pursuant to the Van Naarden Plan
Jacob S. Van Naarden	11/27/2018	2,057	$13.67	Exercise of stock options were effected pursuant to the Van Naarden Plan
Jacob S. Van Naarden	11/27/2018	949	$138.08	Sales pursuant to the Van Naarden Plan
Jacob S. Van Naarden	11/27/2018	1,170	$138.83	Sales pursuant to the Van Naarden Plan
Jacob S. Van Naarden	11/27/2018	300	$140.13	Sales pursuant to the Van Naarden Plan
Jacob S. Van Naarden	11/27/2018	500	$141.69	Sales pursuant to the Van Naarden Plan
Jacob S. Van Naarden	11/27/2018	500	$143.08	Sales pursuant to the Van Naarden Plan
Jacob S. Van Naarden	11/27/2018	200	$143.92	Sales pursuant to the Van Naarden Plan
Jacob S. Van Naarden	11/27/2018	100	$144.97	Sales pursuant to the Van Naarden Plan
Jacob S. Van Naarden	11/27/2018	300	$147.06	Sales pursuant to the Van Naarden Plan
Jacob S. Van Naarden	11/27/2018	81	$147.99	Sales pursuant to the Van Naarden Plan
Jacob S. Van Naarden	11/27/2018	200	$149.46	Sales pursuant to the Van Naarden Plan
Jacob S. Van Naarden	11/27/2018	200	$151.55	Sales pursuant to the Van Naarden Plan
Jacob S. Van Naarden	12/10/2018	4,500	$13.67	Exercise of stock options were effected pursuant to the Van Naarden Plan
Jacob S. Van Naarden	12/10/2018	400	$130.59	Sales pursuant to the Van Naarden Plan
Jacob S. Van Naarden	12/10/2018	1,000	$132.23	Sales pursuant to the Van Naarden Plan
Jacob S. Van Naarden	12/10/2018	900	$133.17	Sales pursuant to the Van Naarden Plan

Name of Person	Transaction Date	Number of Shares (1)	Price Per Share ($)(2)	Nature of Transaction
Jacob S. Van Naarden	12/10/2018	1,400	$134.65	Sales pursuant to the Van Naarden Plan
Jacob S. Van Naarden	12/10/2018	500	$135.14	Sales pursuant to the Van Naarden Plan
Jacob S. Van Naarden	12/10/2018	200	$136.48	Sales pursuant to the Van Naarden Plan
Jacob S. Van Naarden	12/10/2018	100	$137.39	Sales pursuant to the Van Naarden Plan
Jacob S. Van Naarden	12/11/2018	4,500	$13.67	Exercise of stock options were effected pursuant to the Van Naarden Plan
Jacob S. Van Naarden	12/11/2018	7,000	$3.648	Exercise of stock options
Jacob S. Van Naarden	12/11/2018	400	$134.74	Sales pursuant to the Van Naarden Plan
Jacob S. Van Naarden	12/11/2018	800	$135.92	Sales pursuant to the Van Naarden Plan
Jacob S. Van Naarden	12/11/2018	1,759	$137.09	Sales pursuant to the Van Naarden Plan
Jacob S. Van Naarden	12/11/2018	500	$137.73	Sales pursuant to the Van Naarden Plan
Jacob S. Van Naarden	12/11/2018	500	$139.23	Sales pursuant to the Van Naarden Plan
Jacob S. Van Naarden	12/11/2018	541	$140.16	Sales pursuant to the Van Naarden Plan
Jennifer Burstein	11/26/2018	1,250	$11.35	Exercise of stock options were effected pursuant to a Rule 10b5-1 Plan adopted on June 6, 2018 (the “Burstein Plan”)
Jennifer Burstein	11/26/2018	500	$151.57	These sales were effected pursuant to the Burstein Plan
Jennifer Burstein	11/26/2018	250	$152.39	Sales pursuant to the Burstein Plan
Jennifer Burstein	11/26/2018	100	$153.30	Sales pursuant to the Burstein Plan
Jennifer Burstein	11/26/2018	300	$155.13	Sales pursuant to the Burstein Plan
Jennifer Burstein	11/26/2018	100	$156.04	Sales pursuant to the Burstein Plan
Jennifer Burstein	11/27/2018	1,250	$11.35	Exercise of stock options were effected pursuant to the Burstein Plan
Jennifer Burstein	11/27/2018	200	$137.89	Sales pursuant to the Burstein Plan
Jennifer Burstein	11/27/2018	350	$138.95	Sales pursuant to the Burstein Plan
Jennifer Burstein	11/27/2018	200	$140.94	Sales pursuant to the Burstein Plan
Jennifer Burstein	11/27/2018	200	$143.84	Sales pursuant to the Burstein Plan
Jennifer Burstein	11/27/2018	100	$147.09	Sales pursuant to the Burstein Plan
Jennifer Burstein	11/27/2018	100	$148.20	Sales pursuant to the Burstein Plan
Jennifer Burstein	11/27/2018	100	$151.55	Sales pursuant to the Burstein Plan
Jennifer Burstein	12/10/2018	1,250	$11.35	Exercise of stock options were effected pursuant to the Burstein Plan
Jennifer Burstein	12/10/2018	100	$130.79	Sales pursuant to the Burstein Plan
Jennifer Burstein	12/10/2018	400	$132.44	Sales pursuant to the Burstein Plan
Jennifer Burstein	12/10/2018	100	$133.34	Sales pursuant to the Burstein Plan
Jennifer Burstein	12/10/2018	550	$134.71	Sales pursuant to the Burstein Plan
Jennifer Burstein	12/10/2018	100	$136.04	Sales pursuant to the Burstein Plan
Jennifer Burstein	12/11/2018	1,250	$11.35	Exercise of stock options were effected pursuant to the Burstein Plan
Jennifer Burstein	12/11/2018	200	$135.69	Sales pursuant to the Burstein Plan
Jennifer Burstein	12/11/2018	587	$136.98	Sales pursuant to the Burstein Plan
Jennifer Burstein	12/11/2018	263	$137.88	Sales pursuant to the Burstein Plan
Jennifer Burstein	12/11/2018	100	$139.36	Sales pursuant to the Burstein Plan
Jennifer Burstein	12/11/2018	100	$140.48	Sales pursuant to the Burstein Plan
Nisha Nanda	11/26/208	1,000	$154.58	Sales were effected pursuant to a Rule 10b5-1 Plan adopted on June 13, 2018 (the “Nanda Plan”)
Nisha Nanda	11/26/2018	375	$153.75	Sales pursuant to the Nanda Plan
Nisha Nanda	11/27/2018	1,000	$145.70	Sales pursuant to the Nanda Plan

Name of Person	Transaction Date	Number of Shares (1)	Price Per Share ($)(2)	Nature of Transaction
Nisha Nanda	11/27/2018	375	$153.50	Sales pursuant to the Nanda Plan
Nisha Nanda	12/10/2018	1,000	$134.44	Sales pursuant to the Nanda Plan
Nisha Nanda	12/10/2018	375	$134.44	Sales pursuant to the Nanda Plan
Nisha Nanda	12/11/2018	1,000	$137.46	Sales pursuant to the Nanda Plan
Nisha Nanda	12/11/2018	375	$137.40	Sales pursuant to the Nanda Plan

(1)	For the sales, the number of shares represents the aggregate of sales effected on the same day at different prices within a range of $1.00.
(2)	For the sales, the reported price is a weighted average price. These shares were sold in multiple transactions at prices within a range of $1.00.

On January 2, 2019, Loxo Oncology’s Compensation Committee approved a regular, annual option grant to Loxo Oncology’s employees on a company-wide basis (the “January Options”). As part of this option grant, the following option grants were made to Loxo Oncology’s executive officers, in connection with the grant of annual option grants made on a company-wide basis:

Name of Person	Number of Shares Subject to Option
Joshua H. Bilenker, M.D.	128,000
Jacob Van Naarden	57,000
Jennifer Burstein	20,000
Nisha Nanda, Ph.D.	37,000

The exercise price of the January 2019 Options was $139.77, and 1/48th of the January 2019 Options vest on February 2, 2019, with an additional 1/48th of the January 2019 Options vesting on each monthly anniversary thereafter provided the executive officer is still providing services to Loxo Oncology on such date.

The January 2019 Options were granted under the 2014 Plan, and therefore, as noted above in the section entitled “—Effect of the Offer and the Merger Agreement on Loxo Oncology Equity Incentive Plans, Loxo Oncology Stock Options and the ESPP,” all then-outstanding and unvested January 2019 Options will accelerate and vest in full immediately prior to the Effective Time.

Item 7. Purposes of the Transaction and Plans or Proposals

Except as indicated in this Schedule 14D-9 (including the exhibits to this Schedule 14D-9 or incorporated in this Schedule 14D-9 by reference), Loxo Oncology is not currently undertaking or engaged in any negotiations in response to the Offer that relate to, or would result in, (1) a tender offer for or other acquisition of Loxo Oncology’s securities by Loxo Oncology, any subsidiary of Loxo Oncology or any other person; (2) any extraordinary transaction, such as a merger, reorganization or liquidation, involving Loxo Oncology or any subsidiary of Loxo Oncology; (3) any purchase, sale or transfer of a material amount of assets of Loxo Oncology or any subsidiary of Loxo Oncology; or (4) any material change in the present dividend rate or policy, indebtedness or capitalization of Loxo Oncology.

Except as indicated in this Schedule 14D-9 (including the exhibits to this Schedule 14D-9 or incorporated in this Schedule 14D-9 by reference), there are no transactions, board resolutions, agreements in principle or signed contracts that were entered into in response to the Offer that relate to, or would result in, one or more of the matters referred to in the preceding paragraph.

Item 8. Additional Information

The information contained in all of the exhibits to this Schedule 14D-9 referred to in Item 9 below is incorporated herein by reference in its entirety.

The information set forth under the caption “Item 3. Past Contacts, Transactions, Negotiations and Agreements—Arrangements with Current Executive Officers and Directors of Loxo Oncology” is incorporated herein by reference.

Appraisal Rights

Holders of Shares will not have appraisal rights in connection with the Offer. However, if the Offer is successful and the Merger is consummated, holders of Shares immediately prior to the Effective Time who have not validly tendered such Shares in the Offer (or who have validly tendered but subsequently validly withdrawn the tender, and not otherwise waived their appraisal rights) and who otherwise comply with the applicable procedures under Section 262 of the DGCL will be entitled to an appraisal of the “fair value” of their Shares in accordance with Section 262 of the DGCL.

The following discussion is not a complete statement of the law pertaining to appraisal rights under the DGCL and is qualified in its entirety by the full text of Section 262 of the DGCL, which is attached to this Schedule 14D-9 as Annex B. All references in Section 262 of the DGCL and in this summary to a “stockholder” are to the record holder of Shares immediately prior to the Effective Time as to which appraisal rights are asserted. A person having a beneficial interest in Shares held of record in the name of another person, such as a broker or nominee, must act promptly to cause the record holder to follow the steps summarized below properly and in a timely manner to perfect appraisal rights. The following summary does not constitute any legal or other advice nor does it constitute a recommendation that stockholders exercise appraisal rights under Section 262. Stockholders should carefully review the full text of Section 262 of the DGCL as well as the information discussed below.

Any stockholder contemplating the exercise of such appraisal rights should review carefully the provisions of Section 262 of the DGCL, which is attached hereto as Annex B, particularly the procedural steps required to perfect such rights. Failure to follow the steps required by Section 262 of the DGCL for perfecting appraisal rights may result in the loss of such rights.

Under Section 262 of the DGCL, where a merger is approved under Section 251(h) of the DGCL, either a constituent corporation before the Effective Time, or the surviving corporation within 10 days thereafter, shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of Section 262. This Schedule 14D-9 constitutes the formal notice of appraisal rights under Section 262 of the DGCL. Any holder of Shares who wishes to exercise such appraisal rights or who wishes to preserve his, her or its right to do so, should review the following discussion and Annex B carefully because failure to timely and properly comply with the procedures specified may result in the loss of appraisal rights under the DGCL.

Any stockholder wishing to exercise appraisal rights is urged to consult legal counsel before attempting to exercise such rights.

Stockholders who sell Shares in the Offer will not be entitled to exercise appraisal rights with respect thereto but rather will receive the Offer Price, subject to the terms and conditions of the Merger Agreement.

This summary of appraisal rights under the DGCL is not complete and is qualified in its entirety by reference to Section 262 of the DGCL, which is attached hereto as Annex B.

Under the DGCL, if the Merger is effected, holders of Shares immediately prior to the Effective Time who (1) did not tender such Shares in the Offer; (2) follow the procedures set forth in Section 262 of the DGCL; (3) continuously hold such Shares from the date on which the written demand for appraisal is made through the Effective Time; and (4) do not thereafter withdraw their demand for appraisal of such Shares or otherwise lose, waive or fail to perfect their appraisal rights will be entitled to have such Shares appraised by the Delaware Court of Chancery and to receive payment of the “fair value” of such Shares, exclusive of any element of value arising from the accomplishment or expectation of the Merger, together with interest, if any, to be paid upon the amount determined to be the fair value. The “fair value” as determined by such court could be greater than, less than or the same as the Offer Price. At any time before the entry of judgment in the proceedings, the Surviving Corporation may pay to each holder of Shares entitled to appraisal an amount in cash, in which case interest shall accrue thereafter only upon the sum of (1) the difference, if any, between the amount so paid and the fair value of the Shares as determined by the Delaware Court of Chancery and (2) interest theretofore accrued, unless paid at that time.

Section 262 of the DGCL sets forth the procedures stockholders entitled to appraisal must follow to have their Shares appraised by the Delaware Court of Chancery and to receive payment in cash of the “fair value” of such Shares as determined by the Delaware Court of Chancery. The statutory rights of appraisal granted by Section 262 of the DGCL are subject to compliance with the procedures set forth in Section 262 of the DGCL. If a stockholder fails to timely and properly comply with the requirements of Section 262 of the DGCL, any appraisal rights may be lost. If a stockholder elects to demand appraisal of his, her or its Shares under Section 262 of the DGCL, the stockholder must satisfy each of the following conditions:

•

within the later of the consummation of the Offer and 20 days after the mailing of this Schedule 14D-9, deliver to Loxo Oncology a written demand for appraisal of Shares held, which demand must reasonably inform Loxo Oncology of the identity of the stockholder and that the stockholder is demanding appraisal;

•	not tender the stockholder’s Shares in the Offer; and

•	continuously hold of record the Shares from the date on which the written demand for appraisal is made through the Effective Time.

In addition, because immediately before the Merger the Shares will be listed on a national securities exchange, the Delaware Court of Chancery shall dismiss the proceedings as to all holders of Shares who are otherwise entitled to appraisal rights unless (1) the total number of Shares entitled to appraisal exceeds 1% of the outstanding Shares eligible for appraisal, (2) the value of the consideration provided in the Merger for such total number of Shares exceeds $1 million or (3) the Merger was approved pursuant to Section 253 or Section 267 of the DGCL.

If the Merger is consummated pursuant to Section 251(h) of the DGCL, the Surviving Corporation will deliver an additional notice of the effective date of the Merger on or within 10 days after the Effective Time to those stockholders of Loxo Oncology who made a written demand for appraisal in accordance with Section 262 of the DGCL, as required by Section 262(d)(2) of the DGCL. Only stockholders who have submitted a written demand for appraisal in accordance with Section 262 and are entitled to appraisal rights will be entitled to receive such notice of the effective date of the Merger.

All written demands for appraisal should be addressed to:

Loxo Oncology, Inc.

281 Tresser Blvd., 9th Floor

Stamford, CT 06901

(203) 653-3880

Attn: Chief Operating Officer

The written demand for appraisal must be executed by or for the record holder of Shares. If the Shares are owned of record in a fiduciary capacity, such as by a trustee, guardian or custodian, execution of the demand must be made in that capacity, and if the Shares are owned of record by more than one person, such as in a joint tenancy or tenancy in common, the demand must be executed by or for all joint owners. An authorized agent, including one of two or more joint owners, may execute the demand for appraisal for a holder of record. However, the agent must identify the record owner(s) and expressly disclose the fact that, in executing the demand, the agent is acting as agent for the record owner(s).

A beneficial owner of Shares held in “street name” who wishes to exercise appraisal rights should take such actions as may be necessary to ensure that a timely and proper demand for appraisal is made by the record holder of the Shares. If Shares are held through a brokerage firm, bank or other nominee who in turn holds the Shares through a central securities depository nominee, such as Cede & Co., a demand for appraisal of such Shares must be made by or on behalf of the depository nominee, and must identify the depository nominee as the record holder. Any beneficial owner who wishes to exercise appraisal rights and holds Shares through a nominee holder is responsible for ensuring that the demand for appraisal is timely made by the record holder. The beneficial holder of the Shares should instruct the nominee holder that the demand for appraisal should be made by the record holder of the Shares, which may be a central securities depository nominee if the Shares have been so deposited.

A record holder, such as a broker, bank, fiduciary, depository or other nominee, who holds Shares as a nominee for several beneficial owners may exercise appraisal rights with respect to the Shares held for one or more beneficial owners while not exercising such rights with respect to the Shares held for other beneficial owners. In such case, the written demand must set forth the number of Shares covered by the demand. Where the number of Shares is not expressly stated, the demand will be presumed to cover all Shares held in the name of the record owner.

Within 120 days after the Effective Time, but not thereafter, the Surviving Corporation, or any holder of Shares who has complied with Section 262 of the DGCL and is entitled to appraisal rights under Section 262 of the DGCL, may commence an appraisal proceeding by filing a petition in the Delaware Court of Chancery demanding a determination of the fair value of the Shares held by all holders who did not tender such Shares in the Offer and properly demanded appraisal of such Shares in accordance with Section 262 of the DGCL. If no such petition is filed within that 120-day period, then appraisal rights will be lost for all holders of Shares who had previously demanded appraisal of their Shares. The Surviving Corporation is under no obligation to, and has no present intention to, file a petition and holders should not assume that the Surviving Corporation will file a petition or that it will initiate any negotiations with respect to the fair value of the Shares. Accordingly, it is the obligation of the holders of Shares to initiate all necessary action to perfect their appraisal rights in respect of the Shares within the period prescribed in Section 262 of the DGCL.

Within 120 days after the Effective Time, any holder of Shares who has complied with the requirements of Section 262 of the DGCL will be entitled, upon written request, to receive from the Surviving Corporation a statement setting forth the aggregate number of Shares not tendered into the Offer and with respect to which demands for appraisal have been received and the aggregate number of holders of such Shares. Such statement must be mailed within 10 days after a written request therefor has been received by the Surviving Corporation or within 10 days after the expiration of the period for delivery of demands for appraisal, whichever is later.

Notwithstanding the requirement that a demand for appraisal must be made by or on behalf of the record owner of the Shares, a person who is the beneficial owner of Shares held either in a voting trust or by a nominee on behalf of such person, and as to which demand has been properly made and not effectively withdrawn, may, in such person’s own name, file a petition for appraisal or request from the Surviving Corporation the statement described in the preceding paragraph.

Upon the filing of such petition by any such holder of Shares, service of a copy thereof must be made upon the Surviving Corporation, which will then be obligated within 20 days after such service to file with the office of the Register in Chancery (the “Delaware Register in Chancery”) a duly verified list (the “Verified List”) containing the names and addresses of all stockholders who have demanded payment for their Shares and with whom agreements as to the value of their Shares has not been reached. Upon the filing of any such petition, the Delaware Court of Chancery may order that notice of the time and place fixed for the hearing on the petition be mailed to the Surviving Corporation and all of the stockholders shown on the Verified List at the addresses stated therein. Such notice will also be published at least one week before the day of the hearing in a newspaper of general circulation published in the City of Wilmington, Delaware, or in another publication determined by the Delaware Court of Chancery. The costs of these notices are borne by the Surviving Corporation.

After notice to the stockholders as required by the Delaware Court of Chancery, the Court of Chancery is empowered to conduct a hearing on the petition to determine those stockholders who have complied with Section 262 of the DGCL and who have become entitled to appraisal rights thereunder. The Delaware Court of Chancery may require the stockholders who demanded payment for their Shares to submit their stock certificates to the Delaware Register in Chancery for notation thereon of the pendency of the appraisal proceeding and, if any stockholder fails to comply with the direction, the Delaware Court of Chancery may dismiss the proceedings as to that stockholder. Accordingly, stockholders exercising their appraisal rights are cautioned to retain their stock certificates, pending resolution of the appraisal proceedings.

After the Delaware Court of Chancery determines which stockholders are entitled to appraisal, the appraisal proceeding will be conducted in accordance with the rules of the Delaware Court of Chancery, including any rules specifically governing appraisal proceedings. Through the appraisal proceeding, the Delaware Court of Chancery will determine the fair value of the Shares, exclusive of any element of value arising from the accomplishment or expectation of the Merger, together with interest, if any, to be paid upon the amount determined to be the fair value. Unless the Delaware Court of Chancery in its discretion determines otherwise for good cause shown, interest from the Effective Time through the date of payment of the judgment will be compounded quarterly and will accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the Effective Time and the date of payment of the judgment. At any time before the entry of judgment in the proceedings, the Surviving Corporation may pay to each holder of Shares entitled to appraisal an amount in cash, in which case interest shall accrue thereafter only upon the sum of (1) the difference, if any, between the amount so paid and the fair value of the Shares as determined by the Delaware Court of Chancery and (2) interest theretofore accrued, unless paid at that time.

Stockholders considering appraisal should be aware that the fair value of their Shares as so determined could be more than, the same as or less than the Offer Price. No representation is made as to the outcome of the appraisal of fair value as determined by the Delaware Court of Chancery, and stockholders should recognize that such an appraisal could result in a determination of a value higher or lower than, or the same as, the Offer Price. Lilly and Loxo Oncology reserve the right to assert, in any appraisal proceeding, that for purposes of Section 262 of the DGCL, the fair value of a Share is less than the Offer Price.

Upon application by the Surviving Corporation or by any holder of Shares entitled to participate in the appraisal proceeding, the Delaware Court of Chancery may, in its discretion, proceed to trial upon the appraisal prior to the final determination of the stockholders entitled to an appraisal. Any holder of Shares whose name appears on the Verified List and, if such Shares are represented by certificates and if so required, who has submitted such stockholder’s certificates of stock to the Delaware Register in Chancery, may participate fully in all proceedings until it is finally determined that such stockholder is not entitled to appraisal rights. The Delaware Court of Chancery will direct the payment of the fair value of the Shares, together with interest, if any, by the Surviving Corporation to the stockholders entitled thereto. Payment will be so made to each such stockholder, in the case of holders of uncertificated stock, forthwith, and in the case of holders of Shares represented by certificates, upon the surrender to the Surviving Corporation of the certificate(s) representing such stock. The Delaware Court of Chancery’s decree may be enforced as other decrees in such court may be enforced.

The costs of the action (which do not include attorneys’ fees or the fees and expenses of experts) may be determined by the Delaware Court of Chancery and taxed upon the parties as the Delaware Court of Chancery deems equitable. Upon application of a stockholder, the Delaware Court of Chancery may order all or a portion of the expenses incurred by a stockholder in connection with an appraisal proceeding, including, without limitation, reasonable attorneys’ fees and the fees and expenses of experts utilized in the appraisal proceeding, to be charged pro rata to the value of all the Shares entitled to appraisal. In the absence of an order, each party bears its own expenses.

Any stockholder who has duly demanded and perfected appraisal rights for Shares in compliance with Section 262 of the DGCL will not, after the Effective Time, be entitled to vote such Shares for any purpose or be entitled to the payment of dividends or other distributions thereon, except dividends or other distributions payable to holders of record of Shares as of a date or time prior to the Effective Time.

At any time within 60 days after the Effective Time, any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party will have the right to withdraw such stockholder’s demand for appraisal and to accept the terms offered in the Merger. After this period, the stockholder may withdraw such stockholder’s demand for appraisal only with the written approval of the Surviving Corporation. If no petition for appraisal is filed with the Delaware Court of Chancery within 120 days after the Effective Time, stockholders’ rights to appraisal shall cease, and all holders of Shares will be entitled to receive the Offer Price. Inasmuch as Loxo Oncology has no obligation to file such a petition and has no present intention to do so, any holder of Shares who desires such a petition to be filed is advised to file it on a timely basis. Any stockholder may withdraw such stockholder’s demand for appraisal by delivering to Loxo Oncology a written withdrawal of its demand for appraisal and acceptance of the Offer Price, except that (1) any such attempt to withdraw made more than 60 days after the Effective Time will require written approval of the Surviving Corporation; and (2) no appraisal proceeding in the Delaware Court of Chancery shall be dismissed as to any stockholder without the approval of the Delaware Court of Chancery, and such approval may be conditioned upon such terms as the Delaware Court of Chancery deems just. However, notwithstanding the foregoing, any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party may withdraw such stockholder’s demand for appraisal and accept the terms offered upon the Merger within 60 days after the Effective Time.

If any stockholder who demands appraisal of Shares under Section 262 of the DGCL fails to perfect, successfully withdraws or loses such holder’s right to appraisal, the stockholder’s Shares will be deemed to have been converted at the Effective Time into the right to receive the Offer Price therefor.

The foregoing summary of the rights of Loxo Oncology’s stockholders to seek appraisal under Delaware law does not purport to be a complete statement of the procedures to be followed by the stockholders of Loxo Oncology desiring to exercise any appraisal rights available thereunder and is qualified in its entirety by reference to Section 262 of the DGCL. The proper exercise of appraisal rights requires adherence to the applicable provisions of the DGCL. A copy of Section 262 of the DGCL is included as Annex B to this Schedule 14D-9.

Anti-Takeover Statute

As a Delaware corporation, Loxo Oncology is subject to Section 203 of the DGCL (“Section 203”). In general, Section 203 restricts an “interested stockholder” (including a person who has the right to acquire 15% or more of a corporation’s outstanding voting stock) from engaging in a “business combination” (defined to include mergers and certain other actions) with a Delaware corporation for three years following the time such person became an interested stockholder unless: (1) before such person became an interested stockholder, the board of directors of the corporation approved the transaction in which the interested stockholder became an interested stockholder or approved the business combination; (2) upon consummation of the transaction which resulted in the interested stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced (excluding for purposes of determining the voting stock outstanding (but not the outstanding voting stock owned by the interested stockholder), the number of shares of outstanding stock held by directors who are also officers and by employee stock plans that do not allow plan participants to determine confidentially whether to tender shares); or (3) at or following the transaction in which such person became an interested stockholder, the business combination is (a) approved by the board of directors of the corporation; and (b) authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of the holders of at least 66 2/3% of the outstanding voting stock of the corporation not owned by the interested stockholder. The Board has approved the Offer, including the Offer to Purchase, the Letter of Transmittal and related documents (including, without limitation, the Merger Agreement) and the other transactions contemplated thereby, including the Merger, for purposes of Section 203, and Loxo Oncology believes that such acts and transactions are not subject to the restrictions of Section 203. Further, the Board has exempted Loxo Oncology from any other “fair price,” “control share acquisition,” “business combination” or other similar anti-takeover statute or regulation that may be applicable to the Offer, including the Offer to Purchase, the Letter of Transmittal and related documents (including, without limitation, the Merger Agreement) and the other transactions contemplated thereby, including the Merger.

Loxo Oncology is not aware of any other state takeover laws or regulations that are applicable to the Offer or the Merger and has not attempted to comply with any state takeover laws or regulations other than as described above. If any “control share acquisition,” “fair price,” “moratorium” or other anti-takeover applicable law becomes or is deemed to be applicable to Loxo Oncology, Lilly, the Offer, the Merger, or related documents (including, without limitation, the Merger Agreement) and the other transactions contemplated thereby, then each of Loxo Oncology and Lilly, and their respective boards of directors will grant such approvals and take such actions as are necessary so that the transactions contemplated by the Merger Agreement may be consummated as promptly as practicable on the terms contemplated by the Merger Agreement and otherwise act to render such anti-takeover applicable law inapplicable. In the event it is asserted that one or more state takeover statutes is applicable to the Offer or the Merger and an appropriate court does not determine that it is inapplicable or invalid as applied to the Offer or the Merger, Lilly might be required to file certain information with, or to receive approvals from, the relevant state authorities or holders of Shares, and Lilly might be unable to accept for payment or pay for Shares tendered pursuant to the Offer, or be delayed in continuing or consummating the Offer or the Merger. In such case, Lilly may not be obligated to accept for payment or pay for any tendered Shares.

In connection with its approval of the Merger Agreement, the Offer and the Merger, the Board adopted a resolution approving the Merger Agreement and the transactions contemplated thereby, including the Offer, the Merger and any related documents for purposes of Section 203, but only insofar as each of the Offer and the Merger are consummated in accordance with the terms of the Merger Agreement and the related agreements.

Regulatory Approvals

U.S. Antitrust Laws

Under the HSR Act, and the related rules and regulations that have been issued by the Federal Trade Commission (“FTC”), certain transactions having a value above specified thresholds may not be consummated until specified information and documentary material (“Premerger Notification and Report Forms”) have been furnished to the FTC and the Antitrust Division of the Department of Justice (the “Antitrust Division”) and certain waiting period requirements have been satisfied.

It is a condition to the Purchaser’s obligation to accept for payment and pay for Shares tendered pursuant to the Offer that the waiting period (and any extension of the waiting period) applicable to the Offer under the HSR Act shall have expired or been terminated. Under the HSR Act, the purchase of Shares in the Offer may not be undertaken until the expiration of a 15 calendar day waiting period following the filing by the ultimate parent entity of Lilly, of a Premerger Notification and Report Form concerning the Offer with the FTC and the Antitrust Division, unless the waiting period is earlier terminated by the FTC and the Antitrust Division. If within the 15 calendar day waiting period either the FTC or the Antitrust Division were to issue a request for additional information and documentary material (a “Second Request”), the waiting period with respect to the Transactions would be extended until 10 calendar days following the date of substantial compliance by Lilly with that request, unless the FTC and the Antitrust Division terminated the additional waiting period before its expiration. The 10 calendar day waiting period can be extended with the consent of Lilly and Loxo Oncology. If either the 15-day or 10-day waiting period expires on a Saturday, Sunday or federal holiday, then such waiting period will be extended until 11:59 p.m. of the next day that is not a Saturday, Sunday or federal holiday. Only one extension of the waiting period pursuant to a Second Request is authorized by the HSR Act. After that time, the waiting period may be extended only by court order or with Lilly’s and Loxo Oncology’s consent. The FTC and the Antitrust Division may terminate the additional 10-day waiting period before its expiration. In practice, complying with a Second Request can take a significant period of time. If the HSR Act waiting period expired or was terminated, completion of the Merger would not require an additional filing under the HSR Act if Purchaser owns 50% or more of the outstanding Shares at the time of the Merger.

The FTC and the Antitrust Division may scrutinize the legality under U.S. federal antitrust laws of transactions such as Purchaser’s proposed acquisition of Loxo Oncology. At any time before or after Purchaser’s acceptance for payment of Shares pursuant to the Offer, if the Antitrust Division or the FTC believes that the Offer would violate the U.S. federal antitrust laws by substantially lessening competition in any line of commerce affecting U.S. consumers, the FTC and the Antitrust Division have the authority to challenge the Transactions by seeking a federal court order enjoining the Transactions or, if Shares have already been acquired, requiring disposition of those Shares, or the divestiture of substantial assets of Purchaser, Loxo Oncology, or any of their respective subsidiaries or affiliates, or seeking other conduct relief. At any time before or after consummation of the Transactions, notwithstanding the early termination of the applicable waiting period under the HSR Act, U.S. state attorneys general and private persons may also bring legal action under the antitrust laws seeking similar relief or seeking conditions to the completion of the Offer. There can be no assurance that a challenge to the Offer on antitrust grounds will not be made or, if a challenge is made, what the result will be. If any such action is threatened or commenced by the FTC, the Antitrust Division or any state or any other person, Purchaser may not be obligated to consummate the Offer or the Merger.

Lilly filed a Premerger Notification and Report Form on January 16, 2019. Loxo Oncology filed a Premerger Notification and Report Form on January 16, 2019.

Stockholder Approval of the Merger Not Required

Because the Merger will be consummated in accordance with Section 251(h) of the DGCL, no stockholder vote or consent will be necessary to effect the Merger. Section 251(h) of the DGCL provides that, subject to certain statutory provisions, if, following consummation of a tender offer for any and all shares of the stock of a public corporation (other than stock owned by the acquirer, the target corporation or any of their respective wholly-owned subsidiaries), the acquirer holds at least the percentage of stock, and of each class or series thereof, of the target corporation that, absent Section 251(h) of the DGCL, would be required to adopt a Merger Agreement, and stock that was the subject of the tender offer but not tendered into the tender offer is converted into the same consideration for their stock in the Merger as was payable in the tender offer, then the acquirer can effect a Merger without the vote of the stockholders of the target corporation. Under the Merger Agreement, the Merger will become effective as soon as practicable after the consummation of the Offer, without a vote of Loxo Oncology’s stockholders, in accordance with Section 251(h) of the DGCL.

Annual and Quarterly Reports

For additional information regarding the business and the financial results of Loxo Oncology, please see Loxo Oncology’s Annual Report on Form 10-K for the fiscal year ended December 31, 2017, and Loxo Oncology’s Quarterly Reports on Form 10-Q for the three months ended March 31, 2018, June 30, 2018 and September 30, 2018.

Forward-Looking Statements

This Schedule 14D-9 and the materials incorporated by reference herein contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Exchange Act that involve risks and uncertainties, including, without limitation, statements regarding the expected benefits and costs of the proposed transaction contemplated by the agreement between Lilly and Loxo Oncology; the expected timing of the completion of the proposed transaction; the ability of Lilly and Loxo Oncology to complete the proposed transaction given the various closing conditions, some of which are outside the parties’ control, including those conditions related to regulatory approvals; and any statements regarding the assumptions underlying any of the foregoing. Statements containing words such as “could,” “believe,” “expect,” “intend,” “anticipate,” “will,” “may,” or similar expressions constitute forward-looking statements. Forward-looking statements are based on management’s current expectations and projections and are subject to risks and uncertainties, which may cause actual events and results to differ materially from the statements contained herein. Factors that may contribute to such differences include, but are not limited to, risks related to (i) uncertainties as to the timing of the proposed transaction; (ii) the risk that the proposed transaction may not be completed in a timely manner or at all; (iii) uncertainties as to the percentage of Loxo Oncology’s stockholders that will support the proposed transaction and tender their shares; (iv) the possibility that competing offers or acquisition proposals for Loxo Oncology will be made; (v) the possibility that any or all of the various conditions to the consummation of the proposed transaction may not be satisfied or waived, including the failure to receive any required regulatory approvals from any applicable governmental entities (or any conditions, limitations or restrictions placed on such approvals); (vi) the occurrence of any event, change or other circumstance that could give rise to the termination of the agreement between Lilly and Loxo Oncology, including in circumstances that would require Loxo Oncology to pay a termination fee or other expenses; (vii) the failure to obtain the necessary financing to complete the proposed transaction; (viii) the effect of the announcement or pendency of the proposed transaction on Loxo Oncology’s ability to retain and hire key personnel, its ability to maintain relationships with its partners, suppliers, licensees and others with whom it does business, or its operating results and business generally; (ix) risks related to diverting management’s attention from Loxo Oncology’s ongoing business operations; (x) the risk that unexpected costs will be incurred in connection with the proposed transaction; (xi) changes in economic conditions, political conditions, regulatory requirements, licensing requirements and tax matters; (xii) the risk that stockholder litigation in connection with the proposed transaction may result in significant costs of defense, indemnification and liability and (xiii) other factors as set forth from time to time in Loxo Oncology’s filings with the SEC, which are available on Loxo Oncology’s investor relations website at https://ir.loxooncology.com and on the SEC’s website at www.sec.gov. The foregoing list of risks and uncertainties is illustrative, but is not exhaustive. Undue reliance should not be placed on forward-looking statements, which speak only as of the date they are made. Except as may be required by law, Loxo Oncology does not intend, and undertakes no duty, to update any forward-looking statements to reflect new information, events or circumstances after the date they were made or to reflect the occurrence of unanticipated events.

Item 9. Exhibits

The following Exhibits are attached hereto:

(a)(1)(A)	Offer to Purchase, dated January 17, 2019 (incorporated by reference to Exhibit (a)(1)(A) to the Tender Offer Statement on Schedule TO filed with the SEC by Lilly and Bowfin Acquisition Corporation on January 17, 2019 (“Schedule TO”)).

(a)(1)(B)	Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number on IRS Form W-9) (incorporated by reference to Exhibit (a)(1)(B) to the Schedule TO).

(a)(1)(C)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(C) to the Schedule TO).

(a)(1)(D)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(D) to the Schedule TO).

(a)(1)(E)	Summary Advertisement, dated January 17, 2019 (incorporated by reference to Exhibit (a)(1)(E) to the Schedule TO).

(a)(1)(F)	Joint Press Release issued by Eli Lilly and Company and Loxo Oncology, Inc. dated January 7, 2019 (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K filed with the SEC by Loxo Oncology, Inc. on January 7, 2019).

(a)(2)	None.

(a)(3)	None.

(a)(4)	None.

(a)(5)(A)*	Opinion of Loxo Oncology’s Financial Advisor, dated January 5, 2019 (included as Annex A to this Schedule 14D-9).

(b)	None.

(c)	None.

(d)	None.

(e)(1)	Agreement and Plan of Merger, dated January 5, 2019, by and among Eli Lilly and Company, Bowfin Acquisition Corporation and Loxo Oncology, Inc. (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed with the SEC by Loxo Oncology, Inc. on January 7, 2019).

(e)(2)	Tender and Support Agreement by and among Eli Lilly and Company, Bowfin Acquisition Corporation and Aisling Capital III, LP, dated January 5, 2019 (incorporated by reference to Exhibit (d)(2) to the Schedule TO).

(e)(3)	Non-Disclosure Agreement between Loxo Oncology, Inc. and Eli Lilly and Company, dated December 22, 2018 (incorporated by reference to Exhibit (d)(3) to the Schedule TO).

(e)(4)	2013 Equity Incentive Plan and forms of award agreements (incorporated by reference to Exhibit 10.2 to the Registration Statement Amendment on Form S-1/A filed with the SEC by Loxo Oncology, Inc. on July 30, 2014).

(e)(5)	2014 Equity Incentive Plan, as amended April 23, 2018, and forms of award agreements (incorporated by reference to Exhibit 10.1 to the Quarterly Report on Form 10-Q filed with the SEC by Loxo Oncology, Inc. on August 9, 2018).

(e)(6)	Non-Plan Stock Option Agreement (Inducement Stock Option Award) (incorporated by reference to Exhibit 10.2 to the Quarterly Report on Form 10-Q filed with the SEC by Loxo Oncology, Inc. on August 9, 2018).

(e)(7)	Loxo Oncology’s 2014 Employee Stock Purchase Plan (incorporated by reference to Exhibit 10.9 to the Registration Statement Amendment on Form S-1/A filed with the SEC by Loxo Oncology, Inc. on July 21, 2014).

(e)(8)	Amended and Restated Employment Agreement with Joshua H. Bilenker (incorporated by reference to Exhibit 10.2 to the Quarterly Report on Form 10-Q filed with the SEC by Loxo Oncology, Inc. on May 8, 2018).

(e)(9)*	Amended and Restated Change of Control and Severance Agreement between Loxo Oncology, Inc. and Jacob Van Naarden, dated June 1, 2018.

(e)(10)*	Amended and Restated Change of Control and Severance Agreement between Loxo Oncology, Inc. and Jennifer Burstein, dated June 1, 2018.

(e)(11)*	Amended and Restated Change of Control and Severance Agreement between Loxo Oncology, Inc. and Nisha Nanda, dated June 1, 2018.

(e)(12)	Loxo Oncology’s Restated Certificate of Incorporation (incorporated by reference to Exhibit 3.2 to the Registration Statement Amendment on Form S-1/A filed with the SEC by Loxo Oncology, Inc. on July 21, 2014).

(e)(13)	Loxo Oncology’s Restated Bylaws (incorporated by reference to Exhibit 3.4 to the Registration Statement Amendment on Form S-1/A filed with the SEC by Loxo Oncology, Inc. on July 21, 2014).

(e)(14)	Form of Indemnification Agreement entered into by and between Loxo Oncology and each of its executive officers and directors (incorporated by reference to Exhibit 10.1 to the Registration Statement Amendment on Form S-1/A filed with the SEC by Loxo Oncology, Inc. on July 21, 2014).

(f)	None.

(g)	None.

(h)	None.

*	Filed herewith.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Loxo Oncology, Inc.

By:	/s/ Joshua H. Bilenker, M.D.
	Name:	Joshua H. Bilenker, M.D.
	Title:	Chief Executive Officer
	Date:	January 17, 2019

(a)(5)(A)

ANNEX A

PERSONAL AND CONFIDENTIAL

January 5, 2019

Board of Directors

Loxo Oncology, Inc.

281 Tresser Boulevard, Floor 9

Stamford, CT 06901

Lady and Gentlemen:

You have requested our opinion as to the fairness from a financial point of view to the holders (other than Eli Lilly and Company (“LLY”) and its affiliates) of the outstanding shares of common stock, par value $0.0001 per share (the “Shares”), of Loxo Oncology, Inc. (the “Company”) of the $235.00 in cash per Share to be paid to such holders pursuant to the Agreement and Plan of Merger, dated as of January 5, 2019 (the “Agreement”), by and among LLY, Bowfin Acquisition Corporation, a wholly-owned subsidiary of LLY (“Merger Sub”), and the Company. The Agreement provides for a tender offer for all of the Shares (the “Tender Offer”) pursuant to which Merger Sub will pay $235.00 in cash for each Share accepted. The Agreement further provides that, following completion of the Tender Offer, Merger Sub will be merged with and into the Company (the “Merger”), and each outstanding Share (other than Shares owned by LLY or any subsidiary of LLY and Appraisal Shares (as defined in the Agreement)) will be converted into the right to be paid $235.00 in cash.

Goldman Sachs & Co. LLC and its affiliates are engaged in advisory, underwriting and financing, principal investing, sales and trading, research, investment management and other financial and non-financial activities and services for various persons and entities. Goldman Sachs & Co. LLC and its affiliates and employees, and funds or other entities they manage or in which they invest or have other economic interests or with which they co-invest, may at any time purchase, sell, hold or vote long or short positions and investments in securities, derivatives, loans, commodities, currencies, credit default swaps and other financial instruments of the Company, LLY, any of their respective affiliates and third parties, or any currency or commodity that may be involved in the transaction contemplated by the Agreement (the “Transaction”). We have acted as financial advisor to the Company in connection with, and have participated in certain of the negotiations leading to, the Transaction. We expect to receive fees for our services in connection with the Transaction, the principal portion of which is contingent upon consummation of the Tender Offer, and the Company has agreed to reimburse certain of our expenses arising, and indemnify us against certain liabilities that may arise, out of our engagement. We have provided certain financial advisory and/or underwriting services to LLY and/or its affiliates from time to time for which our Investment Banking Division has received, and may receive, compensation, including having acted as financial advisor to LLY in connection with its acquisition of CoLucid Pharmaceuticals, Inc. in March 2017; as joint bookrunner in connection with a private placement by Elanco Animal Health Incorporated (“Elanco Animal Health”), a former subsidiary of LLY, of its 4.900% Senior Notes due 2028 (aggregate principal amount $750 million), 4.272% Senior Notes due 2023 (aggregate principal amount $750 million), and 3.912% Senior Notes due 2021 (aggregate principal amount $500 million), in August 2018; and as joint bookrunner in connection with an initial public offering of shares of Elanco Animal Health, in September 2018. We may also in the future provide financial advisory and/or underwriting services to the Company, LLY and their respective affiliates for which our Investment Banking Division may receive compensation.

In connection with this opinion, we have reviewed, among other things, the Agreement; annual reports to stockholders and Annual Reports on Form 10-K of the Company for the four fiscal years ended December 31, 2017, and the Company’s Registration Statement on Form S-1 (File No: 333-197123), including the prospectus related thereto, dated July 31, 2014; certain interim reports to stockholders and Quarterly Reports on Form 10-Q of the Company; certain other communications from the Company to its stockholders; certain publicly available research analyst reports for the Company; and certain internal financial analyses and forecasts for the Company and with respect to its products and estimates related thereto prepared by its management, as approved for our use by the Company (the “Forecasts”). We have also held discussions with members of the senior management of the Company regarding their assessment of the past and current business operations, financial condition and future prospects of the Company; reviewed the reported price and trading activity for the Shares; compared certain financial and stock market information for the Company with similar information for certain other companies the securities of which are publicly traded; reviewed the financial terms of certain recent business combinations in the biopharmaceuticals industry and in other industries; and performed such other studies and analyses, and considered such other factors, as we deemed appropriate.

For purposes of rendering this opinion, we have, with your consent, relied upon and assumed the accuracy and completeness of all of the financial, legal, regulatory, tax, accounting and other information provided to, discussed with or reviewed by, us, without assuming any responsibility for independent verification thereof. In that regard, we have assumed with your consent that the Forecasts have been reasonably prepared on a basis reflecting the best currently available estimates and judgments of the management of the Company. We have not made an independent evaluation or appraisal of the assets and liabilities (including any contingent, derivative or other off-balance-sheet assets and liabilities) of the Company or any of its subsidiaries and we have not been furnished with any such evaluation or appraisal. We have assumed that all governmental, regulatory or other consents and approvals necessary for the consummation of the Transaction will be obtained without any adverse effect on the expected benefits of the Transaction in any way meaningful to our analysis. We have assumed that the Transaction will be consummated on the terms set forth in the Agreement, without the waiver or modification of any term or condition the effect of which would be in any way meaningful to our analysis.

Our opinion does not address the underlying business decision of the Company to engage in the Transaction, or the relative merits of the Transaction as compared to any strategic alternatives that may be available to the Company; nor does it address any legal, regulatory, tax or accounting matters. We were not requested to solicit, and did not solicit, interest from other parties with respect to an acquisition of, or other business combination with, the Company or any other alternative transaction. This opinion addresses only the fairness from a financial point of view to the holders (other than LLY and its affiliates) of Shares, as of the date hereof, of the $235.00 in cash per Share to be paid to such holders pursuant to the Agreement. We do not express any view on, and our opinion does not address, any other term or aspect of the Agreement or Transaction or any term or aspect of any other agreement or instrument contemplated by the Agreement or entered into or amended in connection with the Transaction, including the fairness of the Transaction to, or any consideration received in connection therewith by, the holders of any other class of securities, creditors, or other constituencies of the Company; nor as to the fairness of the amount or nature of any compensation to be paid or payable to any of the officers, directors or employees of the Company, or class of such persons, in connection with the Transaction, whether relative to the $235.00 in cash per Share to be paid to the holders (other than LLY and its affiliates) of Shares pursuant to the Agreement or otherwise. We are not expressing any opinion as to the impact of the Transaction on the solvency or viability of the Company or LLY or the ability of the Company or LLY to pay their respective obligations when they come due. Our opinion is necessarily based on economic, monetary, market and other conditions as in effect on, and the information made available to us as of, the date hereof and we assume no responsibility for updating, revising or reaffirming this opinion based on circumstances, developments or events occurring after the date hereof. Our advisory services and the opinion expressed herein are provided for the information and assistance of the Board of Directors of the Company in connection with its consideration of the Transaction and such opinion does not constitute a recommendation as to whether or not any holder of Shares should tender such Shares in connection with the Tender Offer or how any holder of Shares should vote with respect to the Merger or any other matter. This opinion has been approved by a fairness committee of Goldman Sachs & Co. LLC Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the $235.00 in cash per Share to be paid to the holders (other than LLY and its affiliates) of Shares pursuant to the Agreement is fair from a financial point of view to such holders.

Very truly yours,

/s/ Goldman Sachs & Co. LLC
(GOLDMAN SACHS & CO. LLC)

ANNEX B

SECTION 262 OF THE GENERAL CORPORATION LAW OF THE STATE OF DELAWARE

§ 262. Appraisal rights

(a) Any stockholder of a corporation of this State who holds shares of stock on the date of the making of a demand pursuant to subsection (d) of this section with respect to such shares, who continuously holds such shares through the effective date of the merger or consolidation, who has otherwise complied with subsection (d) of this section and who has neither voted in favor of the merger or consolidation nor consented thereto in writing pursuant to § 228 of this title shall be entitled to an appraisal by the Court of Chancery of the fair value of the stockholder’s shares of stock under the circumstances described in subsections (b) and (c) of this section. As used in this section, the word “stockholder” means a holder of record of stock in a corporation; the words “stock” and “share” mean and include what is ordinarily meant by those words; and the words “depository receipt” mean a receipt or other instrument issued by a depository representing an interest in 1 or more shares, or fractions thereof, solely of stock of a corporation, which stock is deposited with the depository.

(b) Appraisal rights shall be available for the shares of any class or series of stock of a constituent corporation in a merger or consolidation to be effected pursuant to § 251 (other than a merger effected pursuant to § 251(g) of this title), § 252, § 254, § 255, § 256, § 257, § 258, § 263 or § 264 of this title:

(1) Provided, however, that, except as expressly provided in § 363(b) of this title, no appraisal rights under this section shall be available for the shares of any class or series of stock, which stock, or depository receipts in respect thereof, at the record date fixed to determine the stockholders entitled to receive notice of the meeting of stockholders to act upon the agreement of merger or consolidation (or, in the case of a merger pursuant to § 251(h), as of immediately prior to the execution of the agreement of merger), were either: (i) listed on a national securities exchange or (ii) held of record by more than 2,000 holders; and further provided that no appraisal rights shall be available for any shares of stock of the constituent corporation surviving a merger if the merger did not require for its approval the vote of the stockholders of the surviving corporation as provided in § 251(f) of this title.

(2) Notwithstanding paragraph (b)(1) of this section, appraisal rights under this section shall be available for the shares of any class or series of stock of a constituent corporation if the holders thereof are required by the terms of an agreement of merger or consolidation pursuant to §§ 251, 252, 254, 255, 256, 257, 258, 263 and 264 of this title to accept for such stock anything except:

a. Shares of stock of the corporation surviving or resulting from such merger or consolidation, or depository receipts in respect thereof;

b. Shares of stock of any other corporation, or depository receipts in respect thereof, which shares of stock (or depository receipts in respect thereof) or depository receipts at the effective date of the merger or consolidation will be either listed on a national securities exchange or held of record by more than 2,000 holders;

c. Cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2)a. and b. of this section; or

d. Any combination of the shares of stock, depository receipts and cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2)a., b. and c. of this section.

(3) In the event all of the stock of a subsidiary Delaware corporation party to a merger effected under § 253 or § 267 of this title is not owned by the parent immediately prior to the merger, appraisal rights shall be available for the shares of the subsidiary Delaware corporation.

(4) In the event of an amendment to a corporation’s certificate of incorporation contemplated by § 363(a) of this title, appraisal rights shall be available as contemplated by § 363(b) of this title, and the procedures of this section, including those set forth in subsections (d) and (e) of this section, shall apply as nearly as practicable, with the word “amendment” substituted for the words “merger or consolidation,” and the word “corporation” substituted for the words “constituent corporation” and/or “surviving or resulting corporation.”

(c) Any corporation may provide in its certificate of incorporation that appraisal rights under this section shall be available for the shares of any class or series of its stock as a result of an amendment to its certificate of incorporation, any merger or consolidation in which the corporation is a constituent corporation or the sale of all or substantially all of the assets of the corporation. If the certificate of incorporation contains such a provision, the provisions of this section, including those set forth in subsections (d), (e) and (g) of this section, shall apply as nearly as is practicable.

(d) Appraisal rights shall be perfected as follows:

(1) If a proposed merger or consolidation for which appraisal rights are provided under this section is to be submitted for approval at a meeting of stockholders, the corporation, not less than 20 days prior to the meeting, shall notify each of its stockholders who was such on the record date for notice of such meeting (or such members who received notice in accordance with § 255(c) of this title) with respect to shares for which appraisal rights are available pursuant to subsection (b) or (c) of this section that appraisal rights are available for any or all of the shares of the constituent corporations, and shall include in such notice a copy of this section and, if 1 of the constituent corporations is a nonstock corporation, a copy of § 114 of this title. Each stockholder electing to demand the appraisal of such stockholder’s shares shall deliver to the corporation, before the taking of the vote on the merger or consolidation, a written demand for appraisal of such stockholder’s shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such stockholder’s shares. A proxy or vote against the merger or consolidation shall not constitute such a demand. A stockholder electing to take such action must do so by a separate written demand as herein provided. Within 10 days after the effective date of such merger or consolidation, the surviving or resulting corporation shall notify each stockholder of each constituent corporation who has complied with this subsection and has not voted in favor of or consented to the merger or consolidation of the date that the merger or consolidation has become effective; or

(2) If the merger or consolidation was approved pursuant to § 228, § 251(h), § 253, or § 267 of this title, then either a constituent corporation before the effective date of the merger or consolidation or the surviving or resulting corporation within 10 days thereafter shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of this section and, if 1 of the constituent corporations is a nonstock corporation, a copy of § 114 of this title. Such notice may, and, if given on or after the effective date of the merger or consolidation, shall, also notify such stockholders of the effective date of the merger or consolidation. Any stockholder entitled to appraisal rights may, within 20 days after the date of mailing of such notice or, in the case of a merger approved pursuant to § 251(h) of this title, within the later of the consummation of the offer contemplated by § 251(h) of this title and 20 days after the date of mailing of such notice, demand in writing from the surviving or resulting corporation the appraisal of such holder’s shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such holder’s shares. If such notice did not notify stockholders of the effective date of the merger or consolidation, either (i) each such constituent corporation shall send a second notice before the effective date of the merger or consolidation notifying each of the holders of any class or series of stock of such constituent corporation that are entitled to appraisal rights of the effective date of the merger or consolidation or (ii) the surviving or resulting corporation shall send such a second notice to all such holders on or within 10 days after such effective date; provided, however, that if such second notice is sent more than 20 days following the sending of the first notice or, in the case of a merger approved pursuant to § 251(h) of this title, later than the later of the consummation of the offer contemplated by § 251(h) of this title and 20 days following the sending of the first notice, such second notice need only be sent to each stockholder who is entitled to appraisal rights and who has demanded appraisal of such holder’s shares in accordance with this subsection. An affidavit of the secretary or assistant secretary or of the transfer agent of the corporation that is required to give either notice that such notice has been given shall, in the absence of fraud, be prima facie evidence of the facts stated therein. For purposes of determining the stockholders entitled to receive either notice, each constituent corporation may fix, in advance, a record date that shall be not more than 10 days prior to the date the notice is given, provided, that if the notice is given on or after the effective date of the merger or consolidation, the record date shall be such effective date. If no record date is fixed and the notice is given prior to the effective date, the record date shall be the close of business on the day next preceding the day on which the notice is given.

(e) Within 120 days after the effective date of the merger or consolidation, the surviving or resulting corporation or any stockholder who has complied with subsections (a) and (d) of this section hereof and who is otherwise entitled to appraisal rights, may commence an appraisal proceeding by filing a petition in the Court of Chancery demanding a determination of the value of the stock of all such stockholders. Notwithstanding the foregoing, at any time within 60 days after the effective date of the merger or consolidation, any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party shall have the right to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation. Within 120 days after the effective date of the merger or consolidation, any stockholder who has complied with the requirements of subsections (a) and (d) of this section hereof, upon written request, shall be entitled to receive from the corporation surviving the merger or resulting from the consolidation a statement setting forth the aggregate number of shares not voted in favor of the merger or consolidation (or, in the case of a merger approved pursuant to § 251(h) of this title, the aggregate number of shares (other than any excluded stock (as defined in § 251(h)(6)d. of this title)) that were the subject of, and were not tendered into, and accepted for purchase or exchange in, the offer referred to in § 251(h)(2)), and, in either case, with respect to which demands for appraisal have been received and the aggregate number of holders of such shares. Such written statement shall be mailed to the stockholder within 10 days after such stockholder’s written request for such a statement is received by the surviving or resulting corporation or within 10 days after expiration of the period for delivery of demands for appraisal under subsection (d) of this section hereof, whichever is later. Notwithstanding subsection (a) of this section, a person who is the beneficial owner of shares of such stock held either in a voting trust or by a nominee on behalf of such person may, in such person’s own name, file a petition or request from the corporation the statement described in this subsection.

(f) Upon the filing of any such petition by a stockholder, service of a copy thereof shall be made upon the surviving or resulting corporation, which shall within 20 days after such service file in the office of the Register in Chancery in which the petition was filed a duly verified list containing the names and addresses of all stockholders who have demanded payment for their shares and with whom agreements as to the value of their shares have not been reached by the surviving or resulting corporation. If the petition shall be filed by the surviving or resulting corporation, the petition shall be accompanied by such a duly verified list. The Register in Chancery, if so ordered by the Court, shall give notice of the time and place fixed for the hearing of such petition by registered or certified mail to the surviving or resulting corporation and to the stockholders shown on the list at the addresses therein stated. Such notice shall also be given by 1 or more publications at least 1 week before the day of the hearing, in a newspaper of general circulation published in the City of Wilmington, Delaware or such publication as the Court deems advisable. The forms of the notices by mail and by publication shall be approved by the Court, and the costs thereof shall be borne by the surviving or resulting corporation.

(g) At the hearing on such petition, the Court shall determine the stockholders who have complied with this section and who have become entitled to appraisal rights. The Court may require the stockholders who have demanded an appraisal for their shares and who hold stock represented by certificates to submit their certificates of stock to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any stockholder fails to comply with such direction, the Court may dismiss the proceedings as to such stockholder. If immediately before the merger or consolidation the shares of the class or series of stock of the constituent corporation as to which appraisal rights are available were listed on a national securities exchange, the Court shall dismiss the proceedings as to all holders of such shares who are otherwise entitled to appraisal rights unless (1) the total number of shares entitled to appraisal exceeds 1% of the outstanding shares of the class or series eligible for appraisal, (2) the value of the consideration provided in the merger or consolidation for such total number of shares exceeds $1 million, or (3) the merger was approved pursuant to § 253 or § 267 of this title.

(h) After the Court determines the stockholders entitled to an appraisal, the appraisal proceeding shall be conducted in accordance with the rules of the Court of Chancery, including any rules specifically governing appraisal proceedings. Through such proceeding the Court shall determine the fair value of the shares exclusive of any element of value arising from the accomplishment or expectation of the merger or consolidation, together with interest, if any, to be paid upon the amount determined to be the fair value. In determining such fair value, the Court shall take into account all relevant factors. Unless the Court in its discretion determines otherwise for good cause shown, and except as provided in this subsection, interest from the effective date of the merger through the date of payment of the judgment shall be compounded quarterly and shall accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the effective date of the merger and the date of payment of the judgment. At any time before the entry of judgment in the proceedings, the surviving corporation may pay to each stockholder entitled to appraisal an amount in cash, in which case interest shall accrue thereafter as provided herein only upon the sum of (1) the difference, if any, between the amount so paid and the fair value of the shares as determined by the Court, and (2) interest theretofore accrued, unless paid at that time. Upon application by the surviving or resulting corporation or by any stockholder entitled to participate in the appraisal proceeding, the Court may, in its discretion, proceed to trial upon the appraisal prior to the final determination of the stockholders entitled to an appraisal. Any stockholder whose name appears on the list filed by the surviving or resulting corporation pursuant to subsection (f) of this section and who has submitted such stockholder’s certificates of stock to the Register in Chancery, if such is required, may participate fully in all proceedings until it is finally determined that such stockholder is not entitled to appraisal rights under this section.

(i) The Court shall direct the payment of the fair value of the shares, together with interest, if any, by the surviving or resulting corporation to the stockholders entitled thereto. Payment shall be so made to each such stockholder, in the case of holders of uncertificated stock forthwith, and the case of holders of shares represented by certificates upon the surrender to the corporation of the certificates representing such stock. The Court’s decree may be enforced as other decrees in the Court of Chancery may be enforced, whether such surviving or resulting corporation be a corporation of this State or of any state.

(j) The costs of the proceeding may be determined by the Court and taxed upon the parties as the Court deems equitable in the circumstances. Upon application of a stockholder, the Court may order all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorney’s fees and the fees and expenses of experts, to be charged pro rata against the value of all the shares entitled to an appraisal.

(k) From and after the effective date of the merger or consolidation, no stockholder who has demanded appraisal rights as provided in subsection (d) of this section shall be entitled to vote such stock for any purpose or to receive payment of dividends or other distributions on the stock (except dividends or other distributions payable to stockholders of record at a date which is prior to the effective date of the merger or consolidation); provided, however, that if no petition for an appraisal shall be filed within the time provided in subsection (e) of this section, or if such stockholder shall deliver to the surviving or resulting corporation a written withdrawal of such stockholder’s demand for an appraisal and an acceptance of the merger or consolidation, either within 60 days after the effective date of the merger or consolidation as provided in subsection (e) of this section or thereafter with the written approval of the corporation, then the right of such stockholder to an appraisal shall cease. Notwithstanding the foregoing, no appraisal proceeding in the Court of Chancery shall be dismissed as to any stockholder without the approval of the Court, and such approval may be conditioned upon such terms as the Court deems just; provided, however that this provision shall not affect the right of any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation within 60 days after the effective date of the merger or consolidation, as set forth in subsection (e) of this section.

(l) The shares of the surviving or resulting corporation to which the shares of such objecting stockholders would have been converted had they assented to the merger or consolidation shall have the status of authorized and unissued shares of the surviving or resulting corporation.

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